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Filed pursuant to Rule 424(b)(3)
Registration No. 333-190809

PROSPECTUS

American Equity Investment Life Holding Company

Offer to Exchange Cash and Common Stock For Any and All of
Our 5.25% Contingent Convertible Senior Notes Due 2029
(CUSIP No. 025676AH0)

          We are offering to exchange cash and, in certain circumstances, newly issued shares of our common stock, upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal (the "letter of transmittal"), any and all of our outstanding 5.25% Contingent Convertible Senior Notes due 2029 (the "Notes"). We refer to our offer to exchange the Notes upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal as the "Exchange Offer" and we refer to the cash amount of $1,500 per $1,000 principal amount of Notes accepted for exchange, and common stock to be issued in exchange for our Notes as the "Offer Consideration."

          The total value of the Offer Consideration per $1,000 principal amount of Notes accepted for exchange will equal (i) $159.38 plus (ii) ninety-five percent (95%) of the product of the Average VWAP multiplied by 104.4932. The Offer Consideration will be paid by a cash payment of $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer. In the event that the Offer Consideration deliverable exceeds $1,500, the Offer Consideration will be paid by delivery of (i) a cash payment of $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer and (ii) a number of shares of our common stock equal to the quotient of the total value of the Offer Consideration less the $1,500 cash payment, divided by the Average VWAP. In no event will the total value of the Offer Consideration paid in this Exchange Offer be less than $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer. In addition, holders whose Notes are accepted for exchange will also be entitled to receive a cash payment for accrued and unpaid interest on such Notes to, but excluding, the settlement date.

          Throughout the Exchange Offer, an indicative Offer Consideration will be available at www.gbsc-usa.com/american-equity and from the Information Agent (as defined herein), which may be contacted at one of its telephone numbers listed on the back cover of this prospectus. We will determine the final Offer Consideration promptly after the close of trading on the New York Stock Exchange (the "NYSE") on October 21, 2013 (as such date may be extended, the "Expiration Date"). We will announce the final Offer Consideration no later than 4:30 p.m., New York City time, on the Expiration Date, and details regarding the final Offer Consideration will also be available by that time and thereafter at www.gbsc-usa.com/american-equity and from the Information Agent. See "The Exchange Offer—Expiration Date; Extensions; Amendments."

          The Exchange Offer will expire at 12:00 midnight, New York City time, at the end of the Expiration Date, unless the Exchange Offer is extended or earlier terminated by us. Notes must be validly tendered for exchange in the Exchange Offer (and not validly withdrawn) on or prior to the Expiration Date to be eligible to receive the Offer Consideration. Notes tendered for exchange in the Exchange Offer may be withdrawn at any time prior to the Expiration Date of the Exchange Offer. Upon the terms and subject to the conditions of the Exchange Offer, all Notes validly tendered in the Exchange Offer and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of the Expiration Date will be accepted for exchange in the Exchange Offer. You should carefully review the procedures for tendering Notes beginning on page 36 of this prospectus.

          As of the date of this prospectus, $115,839,000 aggregate principal amount of Notes was outstanding. The Notes are not listed on any securities exchange. Our common stock is listed on the NYSE under the symbol "AEL." The last reported sale price of our common stock on August 22, 2013 was $19.84 per share. We expect shares of common stock issued pursuant to the Exchange Offer will be listed on the NYSE.

          The Exchange Offer is subject to the conditions discussed under "The Exchange Offer—Conditions of the Exchange Offer," including, among other things, the effectiveness of the registration statement of which this prospectus forms a part.

          Both acceptance and rejection of this Exchange Offer involve risks. Some of the risks associated with the Exchange Offer and an investment in our common stock offered through this prospectus are described under the caption "Risk Factors" beginning on page 19 of this prospectus and in our filings with the Securities and Exchange Commission (the "SEC") incorporated by reference herein. We urge you to carefully read the "Risk Factors" section and our filings with the SEC incorporated by reference herein before you make any decision regarding the Exchange Offer.

          Neither we, our management, our board of directors, the Dealer Managers, the Information Agent, the Exchange Agent nor any other person is making any recommendation as to whether or not you should tender your Notes in the Exchange Offer. You must make your own decision whether to tender Notes in the Exchange Offer, and, if you decide to tender Notes, the principal amount of Notes to tender.

Neither the SEC nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Dealer Managers for the Exchange Offer are:

J.P. Morgan	Raymond James

The date of this prospectus is October 17, 2013

IMPORTANT INFORMATION

        Except as otherwise indicated or as the context otherwise requires, all references in this prospectus to the "Company," "we," "us," or "our" mean American Equity Investment Life Holding Company.

        The Notes were issued in book-entry form, and all of the Notes are currently represented by one or more global certificates held for the account of The Depository Trust Company ("DTC").

        Should you have any questions as to the procedures for tendering your Notes, please call your broker, dealer, commercial bank, trust company or other nominee, or call the Information Agent at its telephone number set forth on the back cover page of this prospectus.

        You may tender your Notes through DTC's Automated Tender Offer Program ("ATOP") or by following the other procedures described under "The Exchange Offer—Procedures for Tendering Notes."

        We are not providing for guaranteed delivery procedures, and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC on or prior to the Expiration Date. If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, you should consider that such entity may require you to take action with respect to the Exchange Offer a number of days before the Expiration Date in order for such entity to tender Notes on your behalf on or prior to the Expiration Date. Tenders not completed on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date will be disregarded and of no effect.

        Notwithstanding any other provision of the Exchange Offer, our obligation to purchase, and to pay the Offer Consideration for, any Notes validly tendered and not validly withdrawn pursuant to the Exchange Offer are subject to and conditioned upon the satisfaction of, or where applicable, waiver by us of, all conditions of the Exchange Offer described under "The Exchange Offer—Conditions of the Exchange Offer."

        You may direct questions and requests for assistance, including requests for additional copies of this prospectus or the accompanying letter of transmittal, to Global Bondholder Services Corporation, as information agent for the Exchange Offer (the "Information Agent"), and you may also direct questions regarding the Exchange Offer to J.P. Morgan Securities LLC and Raymond James & Associates, Inc., as the dealer managers for the Exchange Offer (the "Dealer Managers"), at their respective addresses and telephone numbers listed on the back cover page of this prospectus. Global Bondholder Services Corporation is also acting as the exchange agent for the Exchange Offer (the "Exchange Agent").

        Subject to applicable law (including Rule 13e-4(d)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires that material changes in the Exchange Offer be promptly disseminated to holders in a manner reasonably designed to inform them of such changes), delivery of this prospectus shall not under any circumstances create any implication that the information contained in or incorporated by reference in this prospectus is correct as of any time after the date of this prospectus or that there has been no change in the information included or incorporated by reference herein or in our affairs or the affairs of any of our subsidiaries since the date hereof. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the document incorporated by reference, as applicable.

        You should rely only on the information contained or incorporated by reference in this prospectus or the letter of transmittal. None of us, our management, our board of directors, the Dealer Managers, the Information Agent or the Exchange Agent makes any recommendation to any holder of Notes as to whether or not to exchange any Notes. None of us, our management, our board of directors, the Dealer Managers, the Information Agent or the Exchange Agent has authorized any person to give any information or to make any representation in connection with the Exchange Offer other than the information and representations contained in this prospectus or the letter of transmittal. If anyone makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, representation or information as having been authorized by us, our management, our board of directors, the Dealer Managers, the Information Agent or the Exchange Agent.

        Each holder must comply with all applicable laws and regulations in force in any jurisdiction in which it participates in the Exchange Offer or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for participation in the Exchange Offer under the laws and regulations in force in any jurisdiction to which it is subject, and we shall not have any responsibility therefor.

        We are not making an offer of these securities, and this prospectus may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain forward-looking statements. Forward-looking statements typically are identified by the use of terms such as "anticipate," "believe," "plan," "estimate," "expect," "project," "intend," "may," "will," "would," "contemplate," "possible," "attempt," "seek," "should," "could," "goal," "target," "on track," "comfortable with," "optimistic" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or they state other "forward-looking" information based on currently available information. The "Risk Factors" section of our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 7, 2013 (and any updates of such section in any subsequent filings subsequently incorporated by reference herein), provides examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. Assumptions and other important factors that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, among other things:

  •
  changes in or sustained low interest rates causing reductions in returns on our invested assets, the spread on our annuity products, and sales of, and demand for, our products;

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  fluctuations in interest rates and investment spread adversely affecting our financial condition, operating results and cash flows;

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  periods of rising interest rates causing increased policy surrenders, withdrawals and requests for policy loans on deferred annuity products, which may lead to net cash outflows and affect our liquidity and financial condition;

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  market uncertainty and continued financial instability of national, state and local governments and difficult conditions in the global capital markets;

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  the ultimate outcome of lawsuits filed against us and other legal and regulatory proceedings to which we are subject;

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  changes in the interpretation of the methodologies, estimates and assumptions included in our valuation of fixed maturity and equity securities;

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  our ability to compete with companies that have greater financial resources, broader arrays of products, higher ratings and stronger financial performance to retain existing customers and attract new customers;

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  the failure of our reinsurers to meet the obligations assumed by them;

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  volatility in net income due to the application of fair value accounting to our derivative instruments;

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  deviations from our assumptions regarding the probabilities that our annuity contracts will remain in force from one period to the next;

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  our ability to effectively manage our growth as our historical growth rates may not be indicative of our future growth;

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  our ability to obtain sufficient capital to support our business or to obtain sufficient capital on favorable terms;

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  our ability to maintain effective controls over financial reporting;

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  our ability to continue to attract and retain a qualified workforce, including members of senior management;

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  our ability to maintain our financial strength ratings and the impact of our ratings on our business, our ability to access capital, and the cost of capital;

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  regulatory changes or actions, including insurance holding company statutes, in the various states in which our life insurance subsidiaries transact business;

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  changes in the U.S. federal income tax laws and regulations which may affect or eliminate the relative tax advantages of some of our products;

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  the risk factors or uncertainties listed from time to time in our filings with the SEC; and

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  the risk factors identified below under "Risk Factors" beginning on page 19.

        Other factors and assumptions not identified above are also relevant to the forward-looking statements, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combinations of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Our forward-looking statements speak only as of the date made. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures we make on related subjects in reports we file with the SEC.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

        These answers to questions that you may have as a holder of our Notes are highlights of selected information included elsewhere or incorporated by reference in this prospectus. To understand the terms and conditions of the Exchange Offer fully, as well as other considerations that may be important to your decision whether to participate in it, you should carefully read each of this prospectus and the related letter of transmittal in their entireties, including the section in this prospectus entitled "Risk Factors," and the information incorporated by reference in this prospectus. See "Where You Can Find More Information About the Company."

Why are we making the Exchange Offer for the Notes?

        The principal purpose of the Exchange Offer is to purchase, cancel and retire the Notes, thereby reducing the dilutive impact of the Notes on our outstanding equity, on an as-converted basis, after giving effect to any shares of common stock that may be issued in this Exchange Offer.

Does the Company plan to offer to acquire the Company's 3.50% Convertible Senior Notes due 2015?

        The present Exchange Offer is being made only with respect to the Notes. The Company intends to commence concurrently with this Exchange Offer an exchange offer (the "2015 Exchange Offer") for its $200.0 million aggregate principal amount of 3.50% Convertible Senior Notes due 2015 (the "2015 Convertible Notes"). Nothing contained herein constitutes an offer to purchase or exchange the 2015 Convertible Notes or the solicitation of an offer to sell such notes.

What aggregate principal amount of Notes is being sought in the Exchange Offer?

        We are offering to purchase any and all of our outstanding Notes. As of the date of this prospectus, $115.8 million aggregate principal amount of Notes are outstanding.

What will I receive in the Exchange Offer if I tender my Notes and they are accepted for exchange?

        Upon the terms and subject to the conditions of the Exchange Offer, holders of Notes who validly tender and do not validly withdraw their Notes on or prior to 12:00 midnight, New York City time, the end of the Expiration Date, and whose Notes are accepted for exchange will receive the Offer Consideration.

        The total value of the Offer Consideration per $1,000 principal amount of Notes accepted for exchange will equal (i) $159.38 plus (ii) ninety-five percent (95%) of the product of the Average VWAP (as defined herein) multiplied by 104.4932. The conversion rate presently applicable to the Notes is 104.4932 shares per $1,000 principal amount of Notes. As of the date of this prospectus, the Notes were convertible in accordance with their terms.

        The Offer Consideration will be paid by a cash payment of $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer. In the event that the Offer Consideration exceeds $1,500, the Offer Consideration deliverable will be paid by delivery of (i) a cash payment of $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer and (ii) a number of shares of our common stock equal to the quotient of the total value of the Offer Consideration less the $1,500 cash payment, divided by the Average

v

VWAP. In no event will the total value of the Offer Consideration paid in this Exchange Offer be less than $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer. We will not issue fractional shares of our common stock in the Exchange Offer. Instead, we will pay cash for all fractional shares on the settlement date based upon the Average VWAP. In addition, holders whose Notes are accepted for exchange will also be entitled to receive a cash payment for accrued and unpaid interest on the Notes to, but excluding, the settlement date. All amounts payable pursuant to the Exchange Offer will be rounded to the nearest cent.

        For the avoidance of doubt, upon the terms and subject to the conditions of the Exchange Offer, if the Offer Consideration deliverable exceeds $1,500 per $1,000 principal amount of Notes, the Offer Consideration per $1,000 principal amount of Notes will consist of:

  (i)
  $1,500 in cash, plus

  (ii)
  A number of shares of our common stock equal to:

(Total value of Offer Consideration per $1,000 principal amount of Notes - $1,500) Average VWAP

        The "Average VWAP" means the sum of the Daily VWAPs (as defined below) for each day of the Averaging Period (as defined below) divided by 40.

        The "Averaging Period" means the period of 40 consecutive trading days beginning on the thirty-ninth trading day preceding the Expiration Date and ending on the initially scheduled Expiration Date. The Averaging Period will not change if the Expiration Date is extended.

        The "Daily VWAP" for any trading day means the per share volume-weighted average price of our common stock, as displayed under the heading "Bloomberg VWAP" on Bloomberg page AEL <Equity> AQR (or its equivalent successor if such page is not available), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of the NYSE on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

        For the purposes of determining the Offer Consideration, a "trading day" means a day during which trading in our common stock generally occurs and a last reported sale price for our common stock is provided on the NYSE or, if our common stock is not listed for trading on the NYSE, the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded.

        For the purposes of determining the Offer Consideration, in the event that on a trading day there is a "market disruption event," which means (i) a failure by the primary United States national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our common stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant securities exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, then the Daily VWAP for such trading day shall be the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, to the extent practicable by a nationally recognized independent investment banking firm retained for this purpose by us.

        The table below provides examples of the Offer Consideration per $1,000 principal amount of Notes assuming that the Average VWAP is at specified levels. The actual Offer Consideration will be subject to the minimum consideration described above.

Offer Consideration Components

Average VWAP	Total Offer Consideration (1)	Cash (1)	Shares of Common Stock (1)
$13.51	$1,500.00	$1,500.00	—
$14.00	$1,549.14	$1,500.00	3.51
$15.00	$1,648.41	$1,500.00	9.89
$16.00	$1,747.68	$1,500.00	15.48
$17.00	$1,846.95	$1,500.00	20.41
$18.00	$1,946.21	$1,500.00	24.79
$19.00	$2,045.48	$1,500.00	28.71
$20.00	$2,144.75	$1,500.00	32.24
$21.00	$2,244.02	$1,500.00	35.43
$22.00	$2,343.29	$1,500.00	38.33
$23.00	$2,442.56	$1,500.00	40.98
$24.00	$2,541.82	$1,500.00	43.41

(1)
Fractional shares of our common stock will not be issued. Cash will be paid in lieu of fractional shares based upon the Average VWAP. The cash component of the Offer Consideration reflected in the table does not include cash in respect of any fractional shares.

        In addition, holders will receive, in respect of their Notes that are accepted for exchange, a cash payment for accrued and unpaid interest on such Notes to, but excluding, the settlement date of the Exchange Offer. All amounts payable pursuant to the Exchange Offer will be rounded to the nearest cent.

        See "The Exchange Offer—Principal Amount of Notes; Price" and "—Sample Calculations of Offer Consideration" for more detailed illustrative calculations of the Offer Consideration.

What is a recent market price of your common stock?

        Our common stock is traded on the NYSE under the symbol "AEL." The last reported sale price of our common stock on August 22, 2013 was $19.84 per share.

When will I know the Offer Consideration for the Exchange Offer?

        We will determine the final Offer Consideration promptly after the close of trading on the NYSE on the Expiration Date. We will announce the final Offer Consideration no later than 4:30 p.m., New York City time, on the Expiration Date, and the final Offer Consideration will also be available by that time and thereafter at www.gbsc-usa.com/american-equity and from the Information Agent. We note that the minimum Offer Consideration with respect to the Exchange

Offer per $1,000 principal amount of Notes of $1,500 has already been established. See "The Exchange Offer—Principal Amount of Notes; Price."

How may I obtain information regarding the Offer Consideration during the Exchange Offer?

        Throughout the Exchange Offer, an indicative Offer Consideration will be available at www.gbsc-usa.com/american-equity and from the Information Agent at one of its telephone numbers listed on the back cover page of this prospectus. We will determine the final Offer Consideration promptly after the close of trading on the NYSE on the Expiration Date. We will announce the final Offer Consideration no later than 4:30 p.m., New York City time, on the Expiration Date, and details regarding the final Offer Consideration will also be available by that time and thereafter at www.gbsc-usa.com/american-equity and from the Information Agent. See "The Exchange Offer—Principal Amount of Notes; Price."

Is there a minimum Offer Consideration that will be paid in the Exchange Offer?

        Yes. In no event will the Offer Consideration paid in the Exchange Offer for any Notes validly tendered and not validly withdrawn on or prior to 12:00 midnight, New York City time, on the Expiration Date be less than $1,500. If the pricing formula described above would result in an Offer Consideration that is less than $1,500 per $1,000 principal amount of Notes, subject to the other terms and conditions described in this prospectus, we will pay a purchase price equal to $1,500 per $1,000 principal amount of Notes validly tendered and not validly withdrawn on or prior to 12:00 midnight, New York City time, on the Expiration Date. See "The Exchange Offer—Principal Amount of Notes; Price."

Is there a maximum Offer Consideration that will be paid in the Exchange Offer?

        No.

What is the maximum aggregate amount of cash that the Company may pay to noteholders pursuant to the Exchange Offer and the 2015 Exchange Offer?

        The maximum aggregate amount of cash that the Company may pay to noteholders pursuant to the Exchange Offer is $173.8 million and maximum aggregate amount of cash that the Company may pay to noteholders pursuant to the 2015 Exchange Offer is $230.0 million.

Will I receive interest on my Notes exchanged pursuant to the Exchange Offer?

        Yes. Holders will receive, in respect of their Notes that are accepted for exchange, accrued and unpaid interest on such Notes to, but excluding, the settlement date of the Exchange Offer.

How and when will I be paid?

        If your Notes are accepted for exchange in the Exchange Offer, you will be paid the Offer Consideration, and the accrued and unpaid interest payable in cash, promptly after the Expiration Date and the acceptance of such Notes for exchange. Payment will be made in U.S. dollars or, in the event that the Offer Consideration exceeds $1,500 per $1,000 principal amount of Notes, U.S. dollars and the issuance of shares of our common stock to an account designated by the Exchange Agent, which will act as your custodian or nominee for the purpose of receiving payment from us and transmitting payment to you. We will not issue fractional shares of our common stock in the Exchange Offer. Instead, we will pay cash for all fractional shares on the settlement date based upon the Average VWAP. All amounts payable pursuant to the

Exchange Offer will be rounded to the nearest cent. See "The Exchange Offer—Acceptance of Notes for Exchange; Delivery of Offer Consideration."

Will I have an opportunity to tender my Notes in the Exchange Offer, or withdraw previously tendered Notes, after the determination of the final Offer Consideration?

        Yes. Since the Offer Consideration to be paid in the Exchange Offer will be announced by us by 4:30 p.m., New York City time, on the Expiration Date and the Exchange Offer will not expire earlier than 12:00 midnight, New York City time, at the end of the Expiration Date, you will have approximately 7.5 hours following the determination of the Offer Consideration to tender your Notes in the Exchange Offer or to withdraw your previously tendered Notes. If the Expiration Date is extended, holders will have such additional time as may elapse between the 12:00 midnight, New York City time, at the end of the day of the previously scheduled Expiration Date and the new Expiration Date. See "The Exchange Offer—Principal Amount of Notes; Price," "The Exchange Offer—Procedures for Tendering Notes" and "The Exchange Offer—Withdrawal Rights."

        If your Notes are held of record through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender or withdraw your Notes after 5:00 pm, New York City time, on the Expiration Date, you must make arrangements with your nominee for such nominee to fax a Voluntary Offering Instructions form (in the case of a tender) or a notice of withdrawal form (in the case of a withdrawal) to the Exchange Agent at its number on the back cover of this prospectus on your behalf on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date, in accordance with the procedures described under "The Exchange Offer—Procedures for Tendering Notes" and "The Exchange Offer—Withdrawal Rights."

How many Notes will the Company purchase?

        Upon the terms and subject to the conditions of the Exchange Offer, we will purchase any and all of our outstanding Notes validly tendered and not validly withdrawn at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date. See "The Exchange Offer—Principal Amount of Notes; Price."

Is the Exchange Offer subject to any minimum tender or other conditions?

        Our obligation to purchase Notes validly tendered and not validly withdrawn in the Exchange Offer is not subject to any minimum tender condition nor is the Exchange Offer subject to a financing condition. However, the Exchange Offer is conditioned upon the effectiveness of the registration statement of which this prospectus forms a part, no stop order suspending the effectiveness of the registration statement and no proceeding for that purpose having been instituted or that is pending, contemplated or threatened by the SEC, all other required governmental approvals or consents, if any, having been obtained and the other general conditions set forth in the section titled "The Exchange Offer—Conditions of the Exchange Offer."

Will all of the Notes I validly tender in the Exchange Offer, and do not validly withdraw, be purchased?

        Upon the terms and subject to the conditions of the Exchange Offer, we will purchase all of the Notes that you validly tender pursuant to the Exchange Offer and do not validly withdraw.

What are the material differences between my rights as a holder of Notes and any rights as a holder of common stock?

        If you do not tender Notes for exchange pursuant to the Exchange Offer, you will continue to receive interest payments at an annual rate of 5.25%. Interest payments are to be made semiannually in arrears on June 6 and December 6 of each year, or until such earlier time as you convert your Notes. If Notes are not earlier redeemed, purchased or converted, payment of the principal of such Notes is to be made at maturity of the Notes.

        If you do not tender your Notes for exchange pursuant to the Exchange Offer, you will have the right to receive cash and shares of our common stock upon conversion of your Notes in accordance with the terms of the indenture governing the Notes. You will also continue to have the right to convert your Notes, subject to certain conditions, and the right to an adjustment of the conversion rate on certain events. The conversion rate of the Notes as of the date of this prospectus is 104.4932 shares of common stock per $1,000 principal amount of Notes, which is equivalent to a conversion price of approximately $9.57 per share of common stock. A copy of the indenture governing the terms of the Notes is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

        You also have the option to require us to purchase the Notes at 100% of the principal amount thereof plus accrued and unpaid interest to but not including the repurchase date on December 15, 2014, December 15, 2019 and December 15, 2024 and upon the occurrence of a "Change of Control". Notes may be redeemed at the option of the Company beginning December 15, 2014 at a redemption price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

        If, however, you participate in the Exchange Offer, you will receive the consideration described above in "—What will I receive in the Exchange Offer if I tender my Notes and they are accepted for exchange?" in lieu of any future payments on the Notes. For a description of our common stock that you may receive if you participate in this Exchange Offer, please see "Description of Common Stock."

What other rights will I lose if I exchange my Notes in the Exchange Offer?

        If you validly tender your Notes and we accept them for exchange, you will lose your rights as a holder of Notes. For example, with respect to the Notes, you will be giving up all rights to future payments of principal and interest on the Notes, and you will cease to be a creditor of the Company. You also will be giving up the right to convert your Notes into cash and shares of our common stock in accordance with the terms of the Notes.

May I exchange only a portion of the Notes that I hold?

        Yes. You do not have to exchange all of your Notes to participate in the Exchange Offer. However, you may only tender Notes for exchange in integral multiples of $1,000 principal amount of Notes.

If the Exchange Offer is consummated and I do not participate in the Exchange Offer or I do not exchange all of my Notes in the Exchange Offer, how will my rights and obligations under my remaining outstanding Notes be affected?

        The terms of your Notes, if any, that remain outstanding after the consummation of the Exchange Offer will not change as a result of the Exchange Offer. However, if a sufficiently large

x

aggregate principal amount of Notes does not remain outstanding after the Exchange Offer, the market for the remaining outstanding principal amount of Notes may be less liquid and market prices may fluctuate significantly depending on the volume of any trading in the Notes. See "Risk Factors—Risks Relating to the Exchange Offer—The liquidity of any market that currently exists for the Notes may be adversely affected by the Exchange Offer, and holders who do not tender their Notes may find it more difficult to sell their Notes."

What do you intend to do with the Notes that are tendered and accepted by you in the Exchange Offer?

        Notes accepted for exchange by us in the Exchange Offer will be cancelled and retired, thereby reducing the dilutive impact of the Notes on our outstanding equity, on an as-converted basis, after giving effect to any shares of common stock that may be issued in this Exchange Offer.

What happens if some or all of my Notes are not accepted for exchange?

        If we decide not to accept some or all of your Notes because of invalid tender, the occurrence of the other events set forth in this prospectus or otherwise, the Notes not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the Exchange Offer by book-entry transfer into an account with DTC specified by you.

Are you making a recommendation regarding whether I should participate in the Exchange Offer?

        None of our management, our board of directors, the Dealer Managers, the Information Agent or the Exchange Agent are making any recommendation regarding whether you should tender or refrain from tendering your Notes for exchange in the Exchange Offer. You must make your own determination as to whether to tender your Notes for exchange in the Exchange Offer and, if so, the amount of Notes to tender. Before making your decision, we urge you to read this prospectus and the related letter of transmittal carefully in its entirety, including the information set forth in the section entitled "Risk Factors," and the documents incorporated by reference in this prospectus. If anyone makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, representation or information as having been authorized by us, our management, our board of directors, the Dealer Managers, the Information Agent or the Exchange Agent. We also urge you to consult your financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

Will the common stock to be issued in the Exchange Offer be freely tradable?

        Yes, as a general matter. The common stock you receive in the Exchange Offer will be freely tradable, unless you are considered an "affiliate" of ours, as that term is defined in the Securities Act of 1933, as amended (the "Securities Act") (namely a person controlling, controlled by or under common control with, the Company). Our common stock is listed on the NYSE under the symbol "AEL," and we expect the shares of our common stock to be issued in the Exchange Offer to be approved for listing on the NYSE under the symbol "AEL" on or prior to the settlement of the Exchange Offer. For more information regarding the market for our common stock, see the section of this prospectus entitled "Market Prices of Notes and Common Stock and Dividend Policy."

What are the conditions to the Exchange Offer?

        The Exchange Offer is conditioned upon the effectiveness of the registration statement of which this prospectus forms a part and the other conditions described in "The Exchange Offer—Conditions of the Exchange Offer." Except as to the conditions that the registration statement be declared effective by the SEC, that there be no stop orders suspending the effectiveness of such registration statement or other required governmental approvals or consents, if any, have been obtained and remain in effect, which conditions we cannot waive, we may waive any of the conditions to the Exchange Offer in our sole discretion.

When does the Exchange Offer expire?

        The Exchange Offer will expire at 12:00 midnight, New York City time, at the end of October 21, 2013, unless the Exchange Offer is extended or earlier terminated by us. We cannot assure you that we will extend the Exchange Offer or, if we extend the Exchange Offer, for how long it will be extended. See "The Exchange Offer—Expiration Date; Extensions; Amendments."

Under what circumstances can the Exchange Offer be extended, amended or terminated?

        We expressly reserve the right to extend the Exchange Offer in our sole discretion. We also expressly reserve the right to amend the terms of the Exchange Offer. Further, we may be required by law to extend the Exchange Offer if we make a material change in the terms of the Exchange Offer or in the information contained in this prospectus or waive a material condition to the Exchange Offer. During any extension of the Exchange Offer, Notes that were previously tendered for exchange and not validly withdrawn will remain subject to the Exchange Offer. We reserve the right, in our sole discretion, but subject to applicable law, to terminate the Exchange Offer at any time if any condition of the Exchange Offer has not been, or we reasonably determine cannot be, satisfied on or prior to the Expiration Date. See "The Exchange Offer—Conditions of the Exchange Offer." In the event that the Exchange Offer is terminated, withdrawn or otherwise not consummated on or prior to the Expiration Date, no consideration will be paid or become payable to holders who have validly tendered their Notes pursuant to the Exchange Offer. In any such event, the Notes previously tendered pursuant to the Exchange Offer will be promptly returned to the tendering holders. See "The Exchange Offer—Expiration Date; Extensions; Amendments" and "—Termination of the Exchange Offer."

How will I be notified if the Exchange Offer is extended or amended?

        We will issue a press release or otherwise publicly announce any extension or amendment of the Exchange Offer. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Exchange Offer.

What risks should I consider in deciding whether or not to tender my Notes?

        In deciding whether to participate in the Exchange Offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the Notes and our common stock that are described in the section of this prospectus entitled "Risk Factors" and the documents incorporated by reference in this prospectus.

What is the impact of the Exchange Offer on the Company's earnings per share?

        The numerator of the diluted earnings per share calculation will increase for the after-tax effect of interest expenses eliminated as a result of retirement of the Notes.

        The denominator of the earnings per share calculation will increase or decrease based on the following:

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  decrease for the dilutive effect of the Notes resulting from the retirement of such Notes; and

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  increase for the effect of the issuance of common stock as partial payment for the retirement of the Notes.

What are the federal income tax consequences of my participating in the Exchange Offer?

        Please see the section of this prospectus entitled "United States Federal Income Tax Consequences." You should consult your own tax advisor for a full understanding of the tax considerations of participating in the Exchange Offer.

How will the Exchange Offer affect the trading market for the Notes that are not exchanged?

        If a significant percentage of the Notes are exchanged in the Exchange Offer, the liquidity of the trading market, if any, for the Notes after the completion of the Exchange Offer may be substantially reduced. Any Notes exchanged will reduce the aggregate principal amount of Notes outstanding. As a result, the Notes may trade at a discount to the price at which they would trade if the Exchange Offer was not consummated. The smaller outstanding amount of the Notes may also make the trading prices of the Notes more volatile. If the Exchange Offer is consummated, there might not be an active market in the Notes and the absence of an active market could adversely affect your ability to trade the Notes or the prices at which the Notes may be traded. See "Risk Factors—Risks Relating to the Exchange Offer—The liquidity of any trading market that currently exists for the Notes may be adversely affected by the Exchange Offer, and holders who do not tender their Notes may find it more difficult to sell their Notes."

Are the Company's financial condition and results of operations relevant to the decision to tender Notes for exchange in the Exchange Offer?

        We believe that the price of our common stock and the Notes are closely linked to our financial condition and results of operations. For information about our financial condition and results of operations, see the section of this prospectus entitled "Capitalization" and the information incorporated by reference in this prospectus. For information about the accounting treatment of the Exchange Offer, see the section of this prospectus entitled "The Exchange Offer—Accounting Treatment."

Are any Notes held by the Company's directors, executive officers or affiliates?

        To the best of our knowledge, none of our directors, executive officers or affiliates own any outstanding Notes.

Will the Company receive any cash proceeds from the Exchange Offer?

        No. The Company will not receive any cash proceeds from the Exchange Offer.

How do I tender Notes for exchange in the Exchange Offer?

        Holders of Notes desiring to accept the Exchange Offer must tender their Notes through ATOP or by following the other procedures described under "The Exchange Offer—Procedures for Tendering Notes." A holder who wishes to tender their Notes must either deliver an Agent's Message or sign and return the letter of transmittal, including all other documents required by the letter of transmittal, as described under "The Exchange Offer—Procedures for Tendering Notes" and arrange for the book-entry transfer or its Notes into the Exchange Agent's account at DTC according to the procedures for book-entry transfer described below under "The Exchange Offer—Procedures for Tendering Notes."

May I tender my Notes by notice of guaranteed delivery?

        No. There are no guaranteed delivery procedures applicable to the Exchange Offer and, accordingly, Notes may not be tendered by delivering a notice of guaranteed delivery. All tenders must be completed by 12:00 midnight, New York City time, at the end of the Expiration Date in order to be considered valid.

Once I have tendered Notes for exchange, can I change my mind?

        Yes. Holders may withdraw Notes that were previously tendered for exchange at any time at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date of the Exchange Offer, which will be October 21, 2013 unless the Exchange Offer is extended or earlier terminated by us. For more information, see "The Exchange Offer—Withdrawal Rights."

How do I withdraw Notes previously tendered for exchange in the Exchange Offer?

        For a withdrawal to be effective, the Exchange Agent must receive a computer-generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC or a written notice of withdrawal, on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date. Notes may also be withdrawn, if not yet accepted for exchange, at any time after the expiration of 40 business days from the commencement of the Exchange Offer. For more information regarding the procedures for withdrawing Notes, see "The Exchange Offer—Withdrawal Rights."

What must I do to participate if my Notes are held of record by a broker, dealer, commercial bank, trust company or other nominee?

        If you wish to tender your Notes and they are held of record by a broker, dealer, commercial bank, trust company or other nominee, you should contact such entity promptly and instruct it to tender Notes on your behalf. You are urged to instruct your broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to allow adequate processing time for your instruction.

        Should you have any questions as to the procedures for tendering your Notes, please call your broker, dealer, commercial bank, trust company or other nominee, or call the Exchange Agent at its telephone number set forth on the back cover page of this prospectus.

        IF YOU HOLD YOUR NOTES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD KEEP IN MIND THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE EXCHANGE OFFER A NUMBER OF DAYS BEFORE THE EXPIRATION DATE IN ORDER FOR SUCH ENTITY TO

TENDER SECURITIES ON YOUR BEHALF ON OR PRIOR TO SUCH EXPIRATION DATE. ACCORDINGLY, IF YOU WISH TO PARTICIPATE IN THE EXCHANGE OFFER, YOU SHOULD CONTACT THEIR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE AS SOON AS POSSIBLE IN ORDER TO DETERMINE THE TIMES BY WHICH YOU MUST TAKE ACTION IN ORDER TO PARTICIPATE IN THE EXCHANGE OFFER.

        Tenders not completed on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date will be disregarded and of no effect.

Will I have to pay any fees or commissions if I tender my Notes for exchange in the Exchange Offer?

        No fees or commissions are payable by the holders of the Notes to the Dealer Managers, the Information Agent, the Exchange Agent or us, unless you give instructions for payment to be made or delivered, or unpurchased Notes to be issued or delivered, to a person other than yourself. If your Notes are held through a broker, dealer, commercial bank, trust company or other nominee who tenders the Notes on your behalf (other than those tendered through the Dealer Managers), such nominee may charge you a commission for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

With whom may I talk if I have questions about the Exchange Offer?

        If you have any questions regarding the terms of the Exchange Offer, please contact the Dealer Managers. If you have questions regarding the procedures for tendering Notes in the Exchange Offer, please contact the Exchange Agent. If you have any other questions or requests for assistance, or requests for additional copies of this prospectus or of the related letter of transmittal, please contact the Information Agent. The contact information for the Dealer Managers, the Information Agent and the Exchange Agent is located on the back cover page of this prospectus.

SUMMARY

        This summary highlights selected information included in or incorporated by reference into this prospectus. The following summary does not contain all of the information that you should consider before exchanging your Notes and is qualified in its entirety by the more detailed information appearing elsewhere in the prospectus, the letter of transmittal and the financial statements and the documents incorporated by reference. You should carefully read the entire prospectus, including the information incorporated by reference into this prospectus, the "Risk Factors" section beginning on page 19 and the "The Exchange Offer" section beginning on page 28 before making an investment decision. See "Where You Can Find More Information About the Company."

The Company

        We are a leader in the development and sale of fixed index and fixed rate annuity products. We sell fixed index and fixed rate annuities and life insurance in all 50 states and the District of Columbia. Our business consists primarily of the sale of fixed index and fixed rate annuities, and our annuity sales for the year ended December 31, 2012, before coinsurance, were $3.9 billion. Our strategy is focused on growing our annuity business and earning returns by managing investment spreads and investment risk. We had an investment portfolio of $29.1 billion as of June 30, 2013. For the year ended December 31, 2012, we generated total revenues of $1,588.6 million, Operating Income of $110.2 million and net income of $57.8 million. See "—Summary Consolidated Financial Information" for a reconciliation of Operating Income, which is a non-GAAP financial measure, to net income.

        We underwrite our fixed annuity and life insurance products through our wholly-owned life insurance subsidiaries, American Equity Investment Life Insurance Company ("American Equity Life"), American Equity Investment Life Insurance Company of New York and Eagle Life Insurance Company ("Eagle Life"). We market those products through a distribution network of approximately 60 national marketing organizations and, through them, approximately 24,000 independent agents.

Annuity market overview

        Our target market includes the group of individuals ages 45-75 who are seeking to accumulate tax-deferred savings. We believe that significant growth opportunities exist for annuity products because of favorable demographic and economic trends. According to the U.S. Census Bureau, there were approximately 39 million Americans age 65 and older in 2010, representing 13% of the U.S. population. By 2030, this sector of the population is expected to increase to 20% of the total population. Our fixed index and fixed rate annuity products are particularly attractive to this group as a result of the guarantee of principal with respect to those products, competitive rates of credited interest, tax-deferred growth and alternative payout options.

        According to AnnuitySpec's Index Sales & Market Report, total industry sales of fixed index annuities increased 27% to $34.0 billion in 2012 from $26.8 billion in 2008. Our wide range of fixed index and fixed rate annuity products has enabled us to enjoy favorable growth during volatile equity and bond markets.

Our company strengths

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  Strong operating performance.  We have a track record of consistent growth, with strong operating returns. From 2002 until 2012, we grew Operating Income and assets under management at a compounded annual growth rate ("CAGR") of 26% and 18%, respectively, and have maintained attractive operating returns on equity. Our operating earnings are derived primarily from our investment spread, which is the difference between what our investments yield and what we credit to policyholders. For at least the last five years, we have been a top three provider of indexed annuities by annual sales, based on AnnuitySpec's Index Sales & Market Report.

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  Strong distribution relationships.  We have strong relationships with approximately 60 national marketing organizations and approximately 24,000 independent agents. Our innovative Gold Eagle program incentivizes our top agents by providing cash and equity-based incentives to agents selling $1 million or more of annuity premiums annually.

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  Conservative investment portfolio.  Our investment portfolio is primarily comprised of fixed maturity investments that are highly rated and liquid. We seek to maintain policyholder and shareholder security while also maximizing investment income within risk parameters. As of June 30, 2013, 94% of our fixed maturity securities were rated investment grade.

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  Disciplined risk management.  We sell annuity policies with tight controls on product design that reduce the risk of unexpected policyholder behavior. As of June 30, 2013, 95% of our annuity portfolio account value was protected by surrender charges. We manage our exposure to index appreciation by buying one-year customized call options continuously to match inflows and renewals and we have achieved highly effective outcomes. We manage our option program with strict counterparty concentration limits to reduce counterparty risk.

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  Future growth opportunities.  Our products are attractive to retirees and pre-retirees because they offer principal guarantees, low volatility of returns, upside potential versus straight fixed income, tax deferred accumulation and lifetime retirement income. Our target market has favorable demographic trends. A majority of our policyholders are aged 60 and over. We have also begun to expand our distribution channels outside of independent agents to the broker-dealer channel.

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  Experienced management team with a proven track record.  We benefit from a highly experienced and cohesive management team that has prudently managed the growth of our company since its founding in 1995. Our company was established by David Noble, the Executive Chairman of the Board. Most of the senior management team has been employed or associated with our company since 1996 and, before that, with The Statesman Group, Inc. Senior managers each have at least 20 years of insurance industry and/or professional experience.

Our strategy

        Our business strategy is to grow our annuity business and earn predictable returns by managing investment spreads and investment risk. Key elements of this strategy include the following:

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  Enhance our current independent agency network.  We believe that our successful relationships with approximately 60 national marketing organizations represent a significant competitive advantage. Our objective is to improve the productivity and efficiency of our core distribution channel by focusing our marketing and recruiting efforts on those independent agents capable of selling $1 million or more of annuity premium annually. This level of production qualifies them for our Gold Eagle program, which we introduced in 2007. We believe the Gold Eagle program has been effective as evidenced by the number of qualified Gold Eagle agents during the last three calendar years ranging from 945 in 2012 to as many as 1,227 in 2011. Our Gold Eagle agents accounted for 59% of total production in 2012 and 57% of total production in 2011 and 2010. Gold Eagle qualifiers receive a combination of cash and equity-based incentives as motivation for producing business for us. We believe the equity-based incentive compensation component of our Gold Eagle program is unique in our industry and distinguishes us from our competitors. Our continuing focus on relationships and efficiency will ultimately reduce our independent agents to a core group of professional annuity producers. We also seek opportunities to establish relationships with national marketing organizations and agents not presently associated with us and to provide all of our marketers with the highest quality service possible.

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  Continue to introduce innovative and competitive products.  We intend to be at the forefront of the fixed index and fixed rate annuity industry in developing and introducing innovative and competitive products. We were one of the first companies to offer a fixed index annuity that allows a choice among interest crediting strategies that includes both equity and bond indices as well as a traditional fixed rate strategy. We were also one of the first companies to include a living income benefit rider with our fixed index annuities. We enhanced our living income benefit rider to provide policyholders with protection against inflation and an additional death benefit. We believe that our continued focus on anticipating and responding to the product needs of our independent agents and policyholders will lead to increased customer loyalty, revenues and profitability.

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  Use our expertise to achieve targeted spreads on annuity products.  Historically, we have had a successful track record in achieving the targeted spreads on our annuity products. This historical success has been challenged in the current extended low interest rate environment. However, we intend to continue to leverage our experience and expertise in managing the investment spread during a range of interest rate environments to achieve, or work towards achieving, our targeted spreads. The target investment spread for our products ranges from 250 to 310 basis points. Our investment spread declined from 314 basis points in the first quarter of 2011 to 259 basis points in the fourth quarter of 2012. We have undertaken initiatives to increase our investment spread to 300 basis points, including managing crediting rates to policyholders and reinvesting excess cash balances. As a result of these initiatives and other factors, our investment spread increased to 270 basis points in the second quarter of 2013.

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  Maintain our profitability focus and improve operating efficiency.  We are committed to improving our profitability by advancing the scope and sophistication of our investment management and spread capabilities and continuously seeking out efficiencies within our operations. We have implemented competitive incentive programs for our national marketing organizations, agents and employees to stimulate performance.

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  Take advantage of the growing popularity of index products.  We believe that the growing popularity of fixed index annuity products that allow equity and bond market participation without the risk of loss of the premium deposit presents an attractive opportunity to grow our business. We intend to capitalize on our reputation as a leading provider of fixed index annuities in this expanding segment of the annuity market.

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  Focus on high quality service to agents and policyholders.  We have maintained high quality personal service as one of our highest priorities since the inception of our business and continue to strive for an unprecedented level of timely and accurate service to both our agents and policyholders. We believe this is one of our strongest competitive advantages.

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  Expand our distribution channels.  We formed our Eagle Life subsidiary with the goal of developing a network of broker-dealer firms and registered investment advisors to distribute our fixed index annuity products. We believe this to be the most effective means of building a core distribution channel of selling firms with representatives capable of selling $1 million or more of annuity premium annually.

Products

        Annuities offer our policyholders a tax-deferred means of accumulating retirement savings, as well as a reliable source of income during the payout period. When our policyholders contribute cash to annuities, we account for these receipts as policy benefit reserves in the liability section of our consolidated balance sheet. The annuity deposits collected, by product type, during the three most recent years and the six months ended June 30, 2013 are as follows:

			Year ended December 31,
	Six months ended June 30, 2013
			2012		2011		2010
(Dollars in thousands)	Deposits collected	Deposits as a % of total	Deposits collected	Deposits as a % of total	Deposits collected	Deposits as a % of total	Deposits collected	Deposits as a % of total
Fixed index annuities:
Index strategies	$1,369,078	66%	$2,225,902	56%	$2,839,295	56%	$2,401,891	51%
Fixed strategy	528,545	26%	1,208,324	31%	1,377,987	27%	1,551,007	33%

	1,897,623	92%	3,434,226	87%	4,217,282	83%	3,952,898	84%
Fixed rate annuities	135,861	7%	348,049	9%	567,229	11%	544,193	12%
Single premium immediate annuities	31,804	1%	164,657	4%	305,603	6%	171,628	4%

	$2,065,288	100%	$3,946,932	100%	$5,090,114	100%	$4,668,719	100%

Fixed index annuities

        Fixed index annuities allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their principal. Most of these products allow policyholders to transfer funds once a year among several different crediting strategies, including one or more index based strategies and a traditional fixed rate strategy. Approximately 97%, 97%, 95% and 95% of our fixed index annuity sales for the six months ended June 30, 2013, and the years ended December 31, 2012, 2011 and 2010, respectively, were "premium bonus" products. The initial annuity deposit on these policies is increased at issuance by a specified premium bonus ranging from 3% to 10%. Generally, there is a compensating adjustment in the surrender charges on the policy or the commission paid to the agent to offset the premium bonus.

        The annuity contract value is equal to the sum of premiums paid, premium bonuses and interest credited ("index credits"), which is based upon an overall limit (or "cap") or a percentage (the "participation rate") of the annual appreciation (based in certain situations on monthly averages or monthly point-to-point calculations) in a recognized index or benchmark. Caps and participation rates limit the amount of annual interest the policyholder may earn in any one contract year and may be adjusted by us annually subject to stated minimums.

Fixed rate annuities

        Fixed rate deferred annuities include annual reset and multi-year rate guaranteed products. Our annual reset fixed rate annuities have an annual interest rate (the "crediting rate") that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. Our multi-year rate guaranteed annuities are similar to our annual reset products except that the initial crediting rate is guaranteed for up to a seven-year period before it may be changed at our discretion.

        The initial crediting rate is largely a function of the interest rate we can earn on invested assets acquired with new annuity deposits and the rates offered on similar products by our competitors. For subsequent adjustments to crediting rates, we take into account the yield on our investment portfolio, annuity surrender assumptions, competitive industry pricing and crediting rate history for particular groups of annuity policies with similar characteristics.

Single premium immediate annuities

        We also sell single premium immediate annuities ("SPIAs"). Our SPIAs are designed to provide a series of periodic payments for a fixed period of time or for life, according to the policyholder's choice at the time of issue. The amounts, frequency and length of time of the payments are fixed at the outset of the annuity contract. SPIAs are often purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years. The implicit interest rate on SPIAs is based on market conditions when the policy is issued.

Withdrawal options—fixed index and fixed rate annuities

        Policyholders are typically permitted penalty-free withdrawals of up to 10% of the contract value in each year after the first year, subject to limitations. Withdrawals in excess of allowable penalty-free amounts are assessed a surrender charge during a penalty period which ranges from 5 to 17 years for fixed index annuities and 3 to 15 years for fixed rate annuities from the date the policy is issued. This surrender charge initially ranges from 4.7% to 20% for fixed index annuities and 8% to 25% for fixed rate annuities of the contract value and generally decreases by approximately one to two percentage points per year during the surrender charge period. Surrender charges are set at levels aimed at protecting us from loss on early terminations and reducing the likelihood of policyholders terminating their policies during periods of increasing interest rates. This practice lengthens the effective duration of the policy liabilities and enhances our ability to maintain profitability on such policies. The policyholder may elect to take the proceeds of the annuity either in a single payment or in a series of payments for life, for a fixed number of years or a combination of these payment options.

        Beginning in July 2007, substantially all of our fixed index annuity policies were issued with a lifetime income benefit rider. This rider provides an additional liquidity option to policyholders. With the lifetime income benefit rider, a policyholder can elect to receive guaranteed payments for life from their contract without requiring them to annuitize their contract value. The amount of the living income benefit available is determined by the growth in the policy's income account value as defined in the rider (4.5% to 8.0%) and the policyholder's age at the time the policyholder elects to begin receiving living income benefit payments. Living income benefit payments may be stopped and restarted at the election of the policyholder.

Life insurance

        These products include traditional ordinary and term, universal life and other interest-sensitive life insurance products. We have approximately $2.3 billion of life insurance in force as of June 30, 2013. We intend to continue offering life insurance products for individual and group markets. Premiums related to this business accounted for 1% or less of revenues for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010.

Investments and spread management

        Investment activities are an integral part of our business, and net investment income is a significant component of our total revenues. Profitability of many of our products is significantly affected by spreads between interest yields on investments, the cost of options to fund the annual index credits on our fixed index annuities and the rates credited on our fixed rate annuities. We manage the index-based risk component of our fixed index annuities by purchasing call options on the applicable indices to fund the annual index credits on these annuities and by adjusting the caps, participation rates and asset fees on policy anniversary dates to reflect the change in the cost of such options which varies based on market conditions. All options are purchased to fund the index credits on our fixed index annuities on their respective anniversary dates, and new options are purchased at each of the anniversary dates to fund the next annual index credits. All crediting rates on non-multi-year rate guaranteed fixed rate deferred annuities may be changed annually, subject to minimum guarantees. Changes in caps, participation rates and asset fees on fixed index annuities and crediting rates on fixed rate annuities may not be sufficient to maintain targeted investment spreads in all economic and market environments. In addition, competition and other factors, including the potential for increases in surrenders and withdrawals, may limit our ability to adjust or to maintain caps, participation rates, asset fees and crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions.

        For additional information regarding the composition of our investment portfolio and our interest rate risk management, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial condition—Investments" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 10-K for the year ended December 31, 2012, "Item 2. Management's Discussion and

Analysis of Financial Condition and Results of Operations—Financial Condition—Investments" and "Item 3. Quantitative and Qualitative Disclosures About Market Risk" in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 and Note 3 to our audited and unaudited consolidated financial statements, in each case incorporated by reference in this prospectus.

Marketing

        We market our products through a variable cost brokerage distribution network of approximately 60 national marketing organizations and, through them, approximately 24,000 independent agents. We emphasize high quality service to our agents and policyholders along with the prompt payment of commissions to our agents. We believe this has been significant in building excellent relationships with our existing agency force.

        We actively recruit new agents and terminate those agents who have not produced business for us in recent periods and are unlikely to sell our products in the future. In our recruitment efforts, we emphasize that agents have direct access to our executive officers, giving us an edge in recruiting over larger and foreign-owned competitors. We also emphasize our products, service and our Gold Eagle program which provides unique cash and equity-based incentives to those agents selling $1 million or more of annuity premium annually. Our Gold Eagle agents accounted for 59% of total production in 2012 and 57% of total production in 2011 and 2010. We also have favorable relationships with our national marketing organizations.

        The insurance distribution system is comprised of insurance brokers and marketing organizations. We are pursuing a strategy to increase the efficiency of our distribution network by strengthening our relationships with key national and regional marketing organizations, and we seek opportunities to establish relationships with organizations not presently associated with us. These organizations typically recruit agents for us by advertising our products and our commission structure through direct mail advertising or seminars for insurance agents and brokers. These organizations bear most of the cost incurred in marketing our products. We compensate marketing organizations by paying them a percentage of the commissions earned on new annuity policy sales generated by the agents recruited by such organizations. We also conduct incentive programs for marketing organizations and agents from time to time, including equity-based programs for our leading national marketers and those agents qualifying for our Gold Eagle program. We generally do not enter into exclusive arrangements with these marketing organizations.

        In addition, we formed our Eagle Life subsidiary with the goal of developing a network of broker-dealer firms and registered investment advisors to distribute our fixed index annuity products. We believe this to be the most effective means of building a core distribution channel of selling firms with representatives capable of selling $1 million or more of annuity premium annually.

        Three of our national marketing organizations accounted for more than 10% of the annuity deposits and insurance premiums collected during 2012, and we expect these organizations to continue as marketers for American Equity Life with a focus on selling our products. The states with the largest share of direct premiums collected during 2012 were: Florida (9.3%), California (8.7%), Illinois (6.4%), Texas (6.4%) and Pennsylvania (5.4%).

Related transactions

Issuance of our 6.625% Notes due 2021

        On July 17, 2013, we closed a previously announced sale of $400,000,000 aggregate principal amount of our 6.625% Senior Notes due 2021 (the "2021 Notes"), pursuant to an underwriting agreement, dated July 12, 2013, between the Company and J.P. Morgan Securities LLC and the other several underwriters named therein. The Notes were offered and sold under a prospectus, dated July 12, 2013, pursuant to the Company's shelf registration statement on Form S-3 (Registration No. 333-184162). The 2021 Notes will mature on July 15, 2021, and bear interest at a rate of 6.625% per year, payable on January 15 and July 15 of each year, beginning on January 15, 2014. The 2021 Notes were issued at a price equal to 100% of the principal amount thereof. The 2021 Notes are not presently guaranteed by any of the Company's subsidiaries but may in the future be guaranteed by certain subsidiaries of the Company. We intend to use the net proceeds from the 2021 Notes offering to fund all or a portion of the cash portion of the Offer Consideration in the Exchange Offer and the 2015 Exchange Offer and all or a portion of the expenses incurred in the Exchange Offer and the 2015 Exchange Offer.

2015 Exchange Offer

        We intend to commence concurrently with this Exchange Offer the 2015 Exchange Offer for any and all of the outstanding 2015 Convertible Notes for cash and newly issued shares of our common stock. The conversion rate for the 2015 Convertible Notes is 80.9486 shares of common stock per $1,000 principal amount of 2015 Convertible Notes, which is equivalent to a conversion price of approximately $12.35 per share of common stock. Settlement upon conversion of the 2015 Convertible Notes may, at the Company's election, take the form of cash, shares of common stock or a combination of cash and shares of common stock, as compared with the Notes, which provide for net share settlement with (i) cash being paid for the amount equal to the lesser of (a) the conversion value of the notes converted and (b) the aggregate principal amount of such Notes; and (ii) if the conversion value of per $1,000 principal amount of Notes exceeds $1,000, shares of common stock in respect of such excess. This Exchange Offer is not conditioned upon the commencement or completion of any 2015 Exchange Offer. Our decision to commence an offer for the 2015 Convertible Notes will depend on market conditions and other factors. This prospectus is not an offer to exchange the 2015 Convertible Notes.

        Upon the terms and subject to the conditions of the 2015 Exchange Offer, holders of the 2015 Convertible Notes will be eligible to receive, for each $1,000 principal amount of the 2015 Convertible Notes accepted for exchange, offer consideration equal to (i) $143.92 plus (ii) ninety-five ninety percent (95%) of the product of the Average VWAP (as defined in the 2015 Exchange Offer prospectus) multiplied by 80.9486 (the "2015 Exchange Offer Consideration"). The 2015 Exchange Offer Consideration will be paid by a cash payment of $1,150 per $1,000 principal amount of 2015 Convertible Notes accepted for exchange in the 2015 Exchange Offer. In the event that the 2015 Exchange Offer Consideration exceeds $1,150, the 2015 Exchange Offer Consideration will be paid by delivery of (i) a cash payment of $1,150 per $1,000 principal amount of 2015 Convertible Notes accepted for exchange in the 2015 Exchange Offer and (ii) a number of shares of the Company's common stock equal to the quotient of the total value of the 2015 Exchange Offer Consideration less the $1,150 cash payment, divided by the Average VWAP. In no event will the total value of the 2015 Exchange Offer Consideration be less than $1,150 per $1,000 principal amount of 2015 Convertible Notes accepted for exchange in the 2015 Exchange Offer. In addition, holders whose 2015 Convertible Notes are accepted for exchange will also be entitled to receive a cash payment for accrued and unpaid interest on such 2015 Convertible Notes to, but excluding, the settlement date for such Exchange Offer.

        In connection with the 2015 Exchange Offer, we intend to enter into early termination agreements with the counterparties to the call option and warrant transactions that we entered into at the time we issued the 2015 Convertible Notes with respect to any 2015 Convertible Notes accepted for exchange. These agreements will provide for a minimum early termination of at least 50% of the call options and warrants outstanding. The early termination of the call option and warrant transactions will result in a net cash payment to us.

        We intend to file a registration statement (including a prospectus) with the SEC for the 2015 Exchange Offer. Before any investment in the 2015 Exchange Offer, you should read any prospectus in such registration statement and other documents we have filed with the SEC for more complete information about us and any 2015 Exchange Offer. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, we will arrange to send you any prospectus after filing if you request it by calling 1-800-245-8812 or 1-800-248-8863.

Additional information

        Our company is incorporated under the laws of the State of Iowa. Our principal executive offices are located at 6000 Westown Parkway, West Des Moines, IA 50266, and our telephone number is (515) 221-0002. Our principal website is located at http://www.american-equity.com. The contents of our website are not a part of this prospectus supplement.

The Exchange Offer

        The following summarizes certain material terms of the Exchange Offer. Before you decide whether to tender your Notes in the Exchange Offer, you should read the entire prospectus, including the detailed description under the heading "The Exchange Offer," "Description of Common Stock" and "Risk Factors."

Offeror	American Equity Investment Life Holding Company.
Securities Subject to Exchange Offer

All of our outstanding Notes. As of the date of this prospectus, $115.8 million aggregate principal amount of Notes are outstanding. The conversion rate for the Notes is 104.4932 shares of common stock per $1,000 principal amount of Notes, which is equivalent to a conversion price of approximately $9.57 per share of common stock.

The Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal, cash and, in certain circumstances, newly issued shares of our common stock for any and all our outstanding Notes. We refer to the cash amount of $1,500 per $1,000 principal amount of Notes and any shares to be issued in exchange for our Notes collectively as the "Offer Consideration" in this prospectus.

The total value of the Offer Consideration per $1,000 principal amount of Notes accepted for exchange will equal (i) $159.38 plus (ii) 95% of the product of the Average VWAP multiplied by 104.4932.

The Offer Consideration will be paid by a cash payment of $1,500. In the event the Offer Consideration deliverable exceeds $1,500, the Offer Consideration will be paid by delivery of (i) a cash payment of $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer and (ii) a number of shares of our common stock equal to the quotient of the total value of the Offer Consideration less the cash. For the avoidance of doubt, if the Offer Consideration exceeds $1,500, the Offer Consideration per $1,000 principal amount of Notes will consist of:

(i) $1,500 in cash, plus
(ii) A number of shares of our common stock equal to:
(Total value of Offer Consideration per $1,000 principal amount of Notes - $1,500) Average VWAP
In no event will the total value of the Offer Consideration paid in this Exchange Offer be less than $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer.

Holders whose Notes are accepted for exchange will also be entitled to receive a cash payment for accrued and unpaid interest on such Notes up to, but excluding, the settlement date. We will not issue fractional shares of our common stock in the Exchange Offer. Instead, we will pay cash for all fractional shares on the settlement date based upon the Average VWAP. All amounts payable pursuant to the Exchange Offer will be rounded to the nearest cent.

Conditions to the Exchange Offer

The Exchange Offer is conditioned upon the effectiveness of the registration statement of which this prospectus forms a part, no stop order suspending the effectiveness of the registration statement and no proceeding for that purpose having been instituted or that is pending, contemplated or threatened by the SEC, all other required governmental approvals or consents, if any, having been obtained and the other conditions described in "The Exchange Offer—Conditions of the Exchange Offer." We may waive any of the other conditions to the Exchange Offer in our sole discretion, except for the conditions that the registration statement be declared effective by the SEC, that there be no stop orders suspending the effectiveness of such registration statement and other required governmental approvals or consents, if any, have been obtained and remain in effect, which conditions we cannot waive. See "The Exchange Offer—Conditions of the Exchange Offer."

Purpose of the Exchange Offer

The principal purpose of the Exchange Offer is to purchase, cancel and retire the Notes, thereby reducing the dilutive impact of the Notes on our outstanding equity on an as-converted basis, after giving effect to any shares of common stock that may be issued in the Exchange Offer.

Expiration Date; Extension of Tender Period; Termination; and Amendment

This Exchange Offer will expire at 12:00 midnight New York City time at the end of October 21, 2013, unless we extend or terminate it. We may extend the Expiration Date for the Exchange Offer for any reason in our sole discretion. If we decide to extend the Expiration Date, we will announce any extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the scheduled Expiration Date. You must tender your outstanding Notes prior to the Expiration Date if you want to participate in the Exchange Offer. We reserve the right to terminate the Exchange Offer at any time prior to completion of the Exchange Offer in our sole discretion, but subject to applicable law, if any of the conditions under "The Exchange Offer—Conditions of the Exchange Offer" have not been, or we reasonably determine cannot be, satisfied on or prior to the Expiration Date. See "The Exchange Offer—Termination of the Exchange Offer." In addition, we have the right to amend any of the terms of the Exchange Offer. See "The Exchange Offer—Expiration Date; Extensions; Amendments."

In the event that the Exchange Offer is terminated, withdrawn or otherwise not consummated on or prior to the Expiration Date, no consideration will be paid or become payable to holders who have validly tendered their Notes pursuant to the Exchange Offer. In any such event, the Notes previously tendered pursuant to the Exchange Offer will be promptly returned to the tendering holders.

Settlement Date

The settlement date in respect of Notes that are validly tendered and not validly withdrawn prior to the Expiration Date will be promptly following such Expiration Date. Assuming that the conditions to the Exchange Offer are satisfied, or, where permitted waived, we expect that the settlement date will be the third business day following the expiration of the Exchange Offer. See "The Exchange Offer—Settlement Date."

Accrued and Unpaid Interest	Holders whose Notes are accepted for exchange will be entitled to receive a cash payment for accrued and unpaid interest on such Notes to, but excluding, the settlement date.
Procedures for Tendering Notes

Holders of Notes desiring to accept the Exchange Offer must tender their Notes through ATOP or by following the other procedures described under "The Exchange Offer—Procedures for Tendering Notes." A holder who wishes to tender its Notes must either deliver an Agent's Message or sign and return the letter of transmittal, including all other documents required by the letter of transmittal, as described under "The Exchange Offer—Procedures for Tendering Notes" and arrange for the book-entry transfer of its Notes into the Exchange Agent's account at DTC according to the procedure for book-entry transfer described below under "The Exchange Offer—Procedures for Tendering Notes."

If your Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that registered holder promptly and instruct him, her or it to tender your Notes on your behalf.

IF YOU HOLD YOUR NOTES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD KEEP IN MIND THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE EXCHANGE OFFER A NUMBER OF DAYS BEFORE THE EXPIRATION DATE IN ORDER FOR SUCH ENTITY TO TENDER SECURITIES ON YOUR BEHALF ON OR PRIOR TO SUCH EXPIRATION DATE. ACCORDINGLY, IF YOU WISH TO PARTICIPATE IN THE EXCHANGE OFFER, YOU SHOULD CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE AS SOON AS POSSIBLE IN ORDER TO DETERMINE THE TIMES BY WHICH YOU MUST TAKE ACTION IN ORDER TO PARTICIPATE IN THE EXCHANGE OFFER. See "The Exchange Offer—Procedures for Tendering Notes."

Do not send letters of transmittal or certificates representing Notes to us or DTC. Send these documents only to the Exchange Agent.
Withdrawal rights

Your tender of Notes pursuant to this Exchange Offer may be withdrawn at any time before the Exchange Offer expires. Notes may also be withdrawn, if not yet accepted for payment, at any time after the expiration of 40 business days from the commencement of the Exchange Offer.

Withdrawals may not be rescinded. However, if you change your mind again, you may tender your Notes again by following the Exchange Offer procedures before the Exchange Offer expires. See "The Exchange Offer—Withdrawal Rights."

Acceptance of Notes and Delivery of Offer Consideration

We will, subject to the terms and conditions described in this prospectus, accept all Notes that are validly tendered and not validly withdrawn at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date. The Offer Consideration will be delivered promptly after we accept the Notes for exchange. See "The Exchange Offer—Acceptance of Notes for Exchange; Delivery of Offer Consideration."

Consequences of Failure to Exchange Notes

Notes not exchanged in the Exchange Offer will remain outstanding after consummation of the Exchange Offer and will continue to accrue any interest in accordance with their terms. Following completion of, and as a result of, the Exchange Offer, the market for the remaining outstanding Notes may be less liquid. See "Risk Factors—Risks Related to the Exchange Offer—The liquidity of any trading market that currently exists for the Notes may be adversely affected by the Exchange Offer, and holders who do not tender their Notes may find it more difficult to sell their Notes."

Holders of Notes that remain outstanding will continue to have the same rights under the Notes as they are entitled to today.
Required Approvals	We are not aware of any regulatory approvals necessary to complete the Exchange Offer other than compliance with applicable securities laws.
No Appraisal Rights	No appraisal rights are available to holders of Notes in connection with the Exchange Offer.
United States Federal Income Tax Consequences

For a summary of the U.S. federal income tax consequences relating to the Exchange Offer, see "United States Federal Income Tax Consequences." You should consult your own tax advisor for a full understanding of the tax consequences of participating in the Exchange Offer.

Risk Factors

You should carefully consider in its entirety all of the information set forth in this prospectus and the related letter of transmittal, as well as the information incorporated by reference in this prospectus, and, in particular, the section entitled "Risk Factors," before deciding whether to participate in the Exchange Offer.

Use of Proceeds	We will not receive any proceeds from the Exchange Offer.
Market Price and Trading

Our common stock is listed on the NYSE under the symbol "AEL." On August 22, 2013, the last reported sale price for our common stock was $19.84 per share. We expect any shares of our common stock offered by this prospectus to be listed on the NYSE on or prior to the settlement of the Exchange Offer.

Brokerage Commissions

No brokerage commissions are payable by the holders of the Notes to the Dealer Managers, the Information Agent, the Exchange Agent or us. If your Notes are held through a broker, dealer, commercial bank, trust company or other nominee who tenders the Notes on your behalf, such nominee may charge you a commission for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Dealer Managers	J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are the dealer managers for the Exchange Offer.
Exchange Agent	Global Bondholder Services Corporation is the exchange agent for the Exchange Offer.
Information Agent	Global Bondholder Services Corporation is the information agent for the Exchange Offer.
Fees and Expenses	We will pay all fees and expenses we incur in connection with the Exchange Offer. See "The Exchange Offer—Fees and Expenses."
Questions and Additional Information

If you have questions about the terms of the Exchange Offer, please contact the Dealer Managers. If you have questions regarding the procedures for tendering Notes in the Exchange Offer or require assistance in tendering your Notes, please contact the Exchange Agent. If you have any other questions or requests for assistance, or requests for additional copies of this prospectus or of the related letter of transmittal, please contact the Information Agent. The contact information for the Dealer Managers, the Information Agent and the Exchange Agent are set forth on the back cover page of this prospectus. See also "Where You Can Find More Information About the Company."

Summary Consolidated Financial Information

        The following table sets forth our summary consolidated financial information as of and for the years ended December 31, 2012, 2011 and 2010 and as of and for the six months ended June 30, 2013 and 2012. The information as of and for the fiscal years ended December 31, 2012, 2011 and 2010 was derived from our audited annual consolidated financial statements. The information as of and for the six months ended June 30, 2013 and 2012 was derived from our unaudited interim consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the information for such periods. The results of operations for the six months ended June 30, 2013 are not necessarily indicative of the results to be expected for the full year ending December 31, 2013.

        You should read the following summary consolidated financial information together with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2012, "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, and our audited consolidated financial statements and unaudited consolidated financial statements, including the related notes, in each case incorporated by reference in this prospectus.

	Six months ended June 30,		Year ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2012	2011	2010
	(unaudited)
Consolidated statements of operations data:
Revenues:
Traditional life insurance premiums	$5,611	$6,470	$12,877	$12,151	$11,982
Annuity product charges	44,992	41,301	89,006	76,189	69,075
Net investment income	665,833	647,169	1,286,923	1,218,780	1,036,106
Change in fair value of derivatives	438,002	108,314	221,138	(114,728)	168,862
Net realized gains (losses) on investments, excluding other than temporary impairment ("OTTI") losses	26,274	(6,687)	(6,454)	(18,641)	23,726
Net OTTI losses recognized in operations	(6,012)	(3,859)	(14,932)	(33,976)	(23,867)
Loss on extinguishment of debt	(589)	—	—	—	(292)

Total revenues	1,174,111	792,708	1,588,558	1,139,775	1,285,592

Benefits and expenses:
Insurance policy benefits and change in future policy benefits	3,841	4,367	8,075	7,870	8,251
Interest sensitive and index product benefits	561,834	281,856	818,087	775,757	733,218
Change in fair value of embedded derivatives	(45,137)	278,077	286,899	(105,194)	130,950
Amortization of deferred sales inducements and policy acquisition costs	364,867	121,782	252,076	215,259	196,261
Interest expense on notes payable and subordinated debentures	20,055	21,216	41,937	45,610	37,031
Interest expense on amounts due under repurchase agreements	—	—	—	30	—
Other operating costs and expenses	44,371	40,615	95,495	67,529	114,615

Total benefits and expenses	949,831	747,913	1,502,569	1,006,861	1,220,326

Income before income taxes	224,280	44,795	85,989	132,914	65,266
Income tax expense	78,136	15,565	28,191	46,666	22,333

Net income	$146,144	$29,230	$57,798	$86,248	$42,933

Per share data:
Earnings per common share	$2.29	$0.49	$0.94	$1.45	$0.73
Earnings per common share—assuming dilution	2.09	0.46	0.89	1.37	0.68
Dividends declared per common share	0.00	0.00	0.15	0.12	0.10
Non-GAAP financial measures (unaudited) (a):
Reconciliation of net income to Operating Income:
Net income	$146,144	$29,230	$57,798	$86,248	$42,933
Net realized (gains) losses and net OTTI losses on investments, net of offsets (b)	(6,378)	4,408	8,648	18,354	379
Net effect of derivatives and embedded derivatives, net of offsets (b)	(74,416)	23,478	34,161	29,051	38,167
Extinguishment of debt, net of income taxes	345	—	—	—	171
Litigation reserve, net of offsets (b)	(1,969)	—	9,580	—	27,297

Operating Income (c)	$63,726	$57,116	$110,187	$133,653	$108,947

Operating Income per common share	$1.00	$0.95	$1.80	$2.25	$1.86
Operating Income per common share—assuming dilution	0.91	0.90	1.69	2.12	1.70

	As of and for the six months ended June 30,		As of and for the year ended December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010
	(unaudited)
Consolidated balance sheet data:
Total investments	$29,053,075	$25,427,245	$27,537,210	$24,383,451	$19,816,931
Total assets	37,288,550	33,133,602	35,133,478	30,874,719	26,426,763
Policy benefit reserves	33,635,600	29,896,751	31,773,988	28,118,716	23,655,807
Notes payable	303,126	303,595	309,869	297,608	330,835
Subordinated debentures	245,958	256,122	245,869	268,593	268,435
Accumulated other comprehensive income ("AOCI")	244,280	579,872	686,807	457,229	81,820
Total stockholders' equity	1,442,076	1,577,651	1,720,237	1,408,679	938,047
Other data:
Life subsidiaries' statutory capital and surplus and asset valuation reserve	1,818,887	1,695,048	1,741,637	1,655,205	1,456,679
Life subsidiaries' statutory net gain from operations before income taxes and realized capital gains (losses)	119,727	71,630	182,057	344,538	322,133
Life subsidiaries' statutory net income	85,532	33,055	79,644	167,925	172,865
Book value per share (d)	22.46	25.84	27.46	23.82	16.07
Book value per share, excluding AOCI (d)	18.66	16.34	16.49	16.09	14.67

(a)
In addition to net income, we have consistently utilized Operating Income, a non-GAAP financial measure commonly used in the life insurance industry, as an economic measure to evaluate our financial performance. Operating Income equals net income adjusted to eliminate the impact of net realized gains (losses) on investments, including net OTTI losses recognized in operations, fair value changes in derivatives and embedded derivatives, losses on extinguishment of debt and changes in litigation reserves. Because these items fluctuate from year to year in a manner unrelated to core operations, we believe measures excluding their impact are useful in analyzing operating trends. We believe the combined presentation and evaluation of Operating Income together with net income provides information that may enhance an investor's understanding of our underlying results and profitability.

Operating Income is not a substitute for net income determined in accordance with GAAP. The adjustments made to derive Operating Income are important to understanding our overall results from operations, and, if evaluated without proper context, Operating Income possesses material limitations:

•
As an example, we could produce a low level of net income in a given period, despite strong operating performance, if in that period we generate significant net realized losses from our investment portfolio. We could also produce a high level of net income in a given period, despite poor operating performance, if in that period we generate significant net realized gains from our investment portfolio.

•
Another limitation of Operating Income is that it does not include the decrease in cash flows expected to be collected as a result of credit loss OTTI.

Therefore, our management and board of directors also separately review net realized investment gains (losses) and analyses of our net investment income, including impacts related to OTTI write-downs, in connection with their review of our investment portfolio. In addition, our management and board of directors examine net income as part of their review of our overall financial results. The adjustments made to net income to arrive at Operating Income for the six months ended June 30, 2013 and 2012, and for the years ended December 31, 2012, 2011 and 2010 are set forth in the table above.

(b)
The adjustments to net income to arrive at Operating Income are presented net of related adjustments to amortization of deferred sales inducements ("DSI") and deferred policy acquisition costs ("DAC") and net of income taxes, as set forth in the table below (unaudited):

	Six months ended June 30,		Year ended December 31,
(Dollars in thousands)	2013	2012	2012	2011	2010
Net realized (gains) losses and net OTTI losses on investments, net of offsets:
Net realized (gains) losses on investments, including OTTI	$(20,262)	$10,546	$21,386	$52,617	$141
Amortization of DAC and DSI	10,358	(3,701)	(7,989)	(24,117)	446
Income taxes	3,526	(2,437)	(4,749)	(10,146)	(208)

	$(6,378)	$4,408	$8,648	$18,354	$379

Net effect of derivatives and embedded derivatives, net of offsets:
Change in fair value of derivatives and embedded derivatives	$(281,552)	$87,907	$151,695	$125,721	$146,682
Amortization of DAC and DSI	166,492	(51,222)	(98,306)	(80,858)	(87,545)
Income taxes	40,644	(13,207)	(19,228)	(15,812)	(20,970)

	$(74,416)	$23,478	$34,161	$29,051	$38,167

Litigation reserve, net of offsets:
Litigation reserve recorded in other operating costs	$(3,212)	$—	$17,532	$—	$48,000
Amortization of DAC and DSI	156	—	(2,656)	—	(5,712)
Income taxes	1,087	—	(5,296)	—	(14,991)

	$(1,969)	$—	$9,580	$—	$27,297

(c)
Operating Income reflects the following expenses and adjustments for the periods indicated:

•
Revised DAC accounting guidance:    The year ended December 31, 2012 includes $9.1 million of expense related to the impact of the prospective adoption (effective January 1, 2012) of revised accounting guidance for deferred policy acquisition costs. This change, including the impact on related amortization expense, decreased Operating Income for the year ended December 31, 2012 by $5.8 million.

•
Unlocking:    The year ended December 31, 2012 includes expense from unlocking, which decreased Operating Income by $6.3 million. The year ended December 31, 2011 includes benefit from unlocking, which increased Operating Income by $12.5 million. The year ended December 31, 2010 includes expense from unlocking, which decreased Operating Income by $1.1 million. For an explanation of the unlocking process, see "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of operations for the three years ended December 31, 2012—Net income" and "—Operating Income, a non-GAAP financial measure" in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus.

•
Reserves held for living income benefit riders:    The year ended December 31, 2012 includes a benefit from the revision of assumptions used in determining reserves held for living income benefit riders consistent with unlocking for deferred policy acquisition costs and deferred sales inducements. The impact reduced interest sensitive and index product benefits by $2.2 million and increased Operating Income by $1.4 million for the year ended December 31, 2012.

•
Adjustment to SPIA reserves:    The year ended December 31, 2011 includes an adjustment to single premium immediate annuity reserves, which reduced interest-sensitive and index product benefits by $4.2 million, and increased net income and Operating Income by $2.7 million.

(d)
Book value per share and book value per share excluding AOCI are calculated as total stockholders' equity and total stockholders' equity excluding AOCI, respectively, divided by the total number of shares of common stock outstanding. AOCI fluctuates from year to year due to unrealized changes in the fair value of available for sale investments. Shares outstanding include shares held by the NMO Deferred Compensation Trust and exclude unallocated shares held by our employee stock ownership plan—see note 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012.

RISK FACTORS

        This section describes some, but not all, of the risks associated with the Exchange Offer and tendering your Notes for exchange. Before making an investment decision, you should also carefully consider the risk factors described below, the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2012, which are incorporated by reference herein, and the risks described in our other filings with the SEC that are incorporated by reference herein.

Risks Related to the Exchange Offer

Upon consummation of the Exchange Offer, holders who tender their Notes will lose their rights under the Notes, including their rights to future principal and interest payments with respect to their Notes, their rights as a creditor of the Company, and their rights to convert the notes to common stock.

        If you tender your Notes pursuant to the Exchange Offer, you will give up all of your rights as a holder of Notes, including rights to future payment of principal and interest on the Notes, and you will cease to be a creditor of the Company. You will also be giving up the right to convert your Notes into cash and shares of common stock in accordance with their terms. You will also give up the right to adjustments in the conversion rate for the Notes in the certain circumstances including in the event the Company increases its dividend, engages in certain other transactions or chooses to exercise its right to increase the conversion rate.

The liquidity of any trading market that currently exists for the Notes may be adversely affected by the Exchange Offer, and holders who do not tender their Notes may find it more difficult to sell their Notes.

        If a significant percentage of the Notes are purchased in the Exchange Offer, the liquidity of the trading market for the Notes, if any, after the completion of the Exchange Offer may be substantially reduced. Any Notes purchased will reduce the aggregate principal amount of the Notes outstanding. As a result, the Notes may trade at a discount to the price at which they would trade if the Exchange Offer were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. The smaller outstanding aggregate principal amount of the Notes may also make the trading prices of the Notes more volatile. The trading market for the Notes is quite limited at present and may become further limited as a result of the Exchange Offer. We cannot assure you that an active market in the Notes will exist or be maintained, or as to the prices at which the Notes may be traded after the Exchange Offer is consummated.

Following the Exchange Offer, we may purchase any Notes that remain outstanding, and the terms of such purchases may be more or less favorable than those offered in the Exchange Offer.

        Following completion of the Exchange Offer, we may purchase additional Notes that remain outstanding. Future purchases of Notes that remain outstanding after the Exchange Offer may be on terms that are more or less favorable than those offered in the Exchange Offer. Rule 14e-5 under the Exchange Act prohibits us and our affiliates from purchasing Notes outside of the Exchange Offer from the time that the Exchange Offer is first announced until the expiration of the Exchange Offer, subject to certain exceptions. In addition, Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing any Notes other than pursuant to the Exchange Offer until ten business days after the Expiration Date. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

The Company has not made a recommendation as to whether or not you should tender your Notes in the Exchange Offer, and the Company has not obtained any third-party determination that the Exchange Offer is fair to the holders of the Notes.

        None of us, our management, our board of directors, the Dealer Managers, the Information Agent, nor the Exchange Agent is making a recommendation as to whether or not holders of the Notes should tender their Notes pursuant to the Exchange Offer. We have not retained, nor do we intend to retain, any person to act on behalf of the holders of the Notes for purposes of negotiating the terms of this Exchange Offer or to pass upon the fairness of the Exchange Offer or make any recommendation regarding the Exchange Offer.

During the pendency of the Exchange Offer, the market prices of the Notes and our common stock may be volatile.

        During the pendency of the Exchange Offer, the market prices of the Notes and our common stock may be more volatile than might otherwise normally be the case. Holders of Notes may terminate all or a portion of any hedging arrangements they have entered into in respect of their Notes, which may lead to increased purchase or sale activity by or on behalf of such holders during the Exchange Offer. Such activity may lead to volatility in the price of our common stock, as well as in the price of our Notes or our other outstanding convertible notes or may lead to unusually high trading volumes during the period of the Exchange Offer.

Although the Offer Consideration will be determined based on the Average VWAP of our common stock during the 40 trading day period ending on and including the Expiration Date, the market price of our common stock will fluctuate, and the market price of our common stock upon settlement of the Exchange Offer could be less than the market price used to determine the Offer Consideration.

        The Offer Consideration will be determined based on the Average VWAP of our common stock during the 40 trading day period ending on and including the Expiration Date, and will not be adjusted regardless of any increase or decrease in the market price of our common stock between the Expiration Date and the settlement date. Therefore, the market price of our common stock at the time you receive the Offer Consideration, including any shares of our common stock deliverable pursuant to the Exchange Offer, on the settlement date could be less than the market price used to determine the Offer Consideration including the number of shares of our common stock, if any, deliverable pursuant to the Exchange Offer. The market price of our common stock has historically been subject to fluctuations and volatility.

The sale of substantial amounts of common stock, including the sale of common stock issued in the Exchange Offer, could cause the market price for our common stock to decline.

        The sale of substantial amounts of our common stock, or the perception that such sales could occur, could cause the market price of our common stock to decline. Further, the increase in the number of shares of our common stock outstanding as a result of the Exchange Offer could reduce the amount of our earnings per share which may also negatively affect the market price of our common stock.

Further issuances of shares of our common stock in the public market could lower the market price for our common stock.

        In the future, we may issue additional shares of common stock or securities convertible into shares of common stock to raise capital, finance acquisitions or retire debt. In addition, a significant number of shares of our common stock may be issued upon the exercise of stock options, upon completion of the 2015 Exchange Offer and upon exercise of the warrants entered into in connection with the call option transactions for the 2015 Convertible Notes (unless earlier terminated for cash settlement). We cannot predict the effect, if any, that future issuances may have on the market price for our common stock. Any such issuances could reduce our earnings per share. The issuance and sale of substantial amounts of shares of common stock or securities convertible into shares of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of our common stock and impair our ability to raise capital.

The failure to timely complete the Exchange Offer successfully could negatively affect the market price of our common stock and the trading price of the Notes.

        Several conditions must be satisfied or waived before we may complete the Exchange Offer, including that no material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs occurs on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date. The conditions that the registration statement be declared effective by the SEC, that there be no stop orders suspending the effectiveness of such registration statement and other required governmental approvals or consents, if any, have been obtained and remain in effect, cannot be waived by us. In addition, to the extent permitted by law, we reserve the right to extend the Exchange Offer in our sole discretion. If the Exchange Offer is not timely completed, the market price of our common stock and the trading price of the Notes may decline to the extent that such prices reflect the assumption that the Exchange Offer will be completed on the scheduled Expiration Date. In addition, to the extent that we extend the Exchange Offer, the risks described elsewhere in these "Risks Related to the Exchange Offer" may be exacerbated.

Risks Related to Our Common Stock

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

        The price of our common stock on the NYSE constantly changes. Volatility in the market price of our common stock may prevent you from being able to sell your shares when you want or at prices you find attractive.

        The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

  •
  actual or anticipated fluctuations in our operating results;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  •
  changes in laws and regulations which may affect the sale of our products;

  •
  the operating and stock performance of our competitors;

  •
  announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  changes in interest rates;

  •
  general domestic or international economic, market and political conditions and regulatory initiatives;

  •
  additions or departures of key personnel; and

  •
  future sales of our common stock, including sales of our common stock in short sales transactions.

        In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

The price of our common stock and our ability to raise funds in new stock offerings may be adversely affected by the issuance and sale of our common stock or equity-related securities, now and in the future.

        Issuances or exchanges of significant amounts of our common stock or equity-related securities, or the perception that such sales will occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future issuances or exchanges of shares of our common stock or equity-related securities or the availability of shares of our common stock for future issuance or exchange will have on the trading price of our common stock.

The volatility and price of our common stock may be adversely affected by the exchange offer we make for our 2015 Convertible Notes.

        We intend to commence an exchange offer for our 2015 Convertible Notes concurrently with this Exchange Offer and as a consequence of such other exchange offer, trading in our common stock and the volatility for the common stock may be affected by investors in the 2015 Convertible Notes unwinding their hedge arrangements. The price for our common stock may also be adversely affected by the sales of shares received by investors upon completion of the exchange offer for the 2015 Convertible Notes.

Our common stock is an equity security and is subordinate to our existing and future indebtedness.

        Shares of our common stock are equity interests and do not constitute indebtedness. As such, shares of our common stock rank junior to all indebtedness and other non-equity claims against us with respect to assets available to satisfy claims against us, including in a liquidation. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of any holders of any preferred stock we may issue in the future.

Anti-takeover provisions affecting us could make it difficult for a third party to acquire our company.

        Our articles of incorporation, as amended, our third amended and restated bylaws and Iowa law contain anti-takeover provisions that could have the effect of delaying or preventing changes in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions without the concurrence of our management or board of directors. The provisions in our charter documents include the following:

  •
  our amended articles of incorporation provide for a classified board of directors pursuant to which our directors are divided into three classes, with three-year staggered terms;

  •
  our amended articles of incorporation provide our board of directors the ability to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without shareholder approval;

  •
  our bylaws provide that shareholder action may be taken only at a special or regular meeting or by written consent signed by the holders of outstanding shares having not less than 90% of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted;

  •
  our bylaws limit our shareholders' ability to make proposals at shareholder meetings; and

  •
  our bylaws establish advance notice procedures for nominating candidates to our board of directors.

        We are subject to certain Iowa laws that could have similar effects. One of these laws, Section 490.1110 of the Iowa Business Corporation Act, prohibits us from engaging in a business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder unless certain conditions are met.

        The foregoing provisions may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices of our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock. In addition, before a person can directly or indirectly acquire 10% or greater voting control of any of our life insurance subsidiaries, prior written approval must generally be obtained from the applicable insurance regulator where our affected life insurance subsidiary is domiciled.

Our ability to pay dividends in the future is subject to many factors and you may not receive dividends on our common stock.

        Holders of our common stock are only entitled to receive dividends as our board of directors may declare out of funds legally available for such payments. Although we intend to continue to pay an annual cash dividend on such shares so long as we have sufficient capital and/or future earnings to do so, we may change our dividend policy at any time. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

        Our ability to pay dividends may be impaired if any of the risks described in this prospectus or incorporated by reference herein and in the accompanying prospectus were to occur. In addition, since we are a holding company, our ability to pay cash dividends depends in large measure on our subsidiaries' ability to make distributions of cash or property to us. Iowa insurance laws restrict the amount of distributions American Equity Life can pay to us without the approval of the Iowa Insurance Commissioner.

USE OF PROCEEDS

        We will not receive any cash proceeds from the Exchange Offer. We will pay all of the fees and expenses incurred by or on behalf of us related to the Exchange Offer. Any Notes that are validly tendered pursuant to the Exchange Offer and accepted for exchange will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by fixed charges. Earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense and the portion of operating leases that are representative of the interest factor. Interest expense includes interest sensitive and index product benefits and amortization of deferred sales inducements, interest expense on notes payable, interest expense on subordinated debentures, interest expense on amounts due under repurchase agreements and other interest expense.

        We did not have any preferred stock outstanding for the periods presented, and therefore the ratio of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to fixed charges presented below.

Ratio of Earnings to Fixed Charges—Including Interest Sensitive and Index Product Benefits
and Amortization of Deferred Sales Inducements

		Year Ended December 31,
	Six Months Ended June 30, 2013
		2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	1.3x	1.1x	1.1x	1.1x	1.2x	1.3x

Ratio of Earnings to Fixed Charges—Excluding Interest Sensitive and Index Product Benefits
and Amortization of Deferred Sales Inducements

        The following table sets forth our ratio of earnings to fixed charges excluding interest sensitive and index product benefits and amortization of deferred sales inducements. This ratio is presented here to reflect the effect of excluding interest sensitive and index product benefits and amortization of deferred sales inducements, which we believe are not indicative of interest expense related to amounts borrowed. Interest sensitive and index product benefits and amortization of deferred sales inducements do not require cash outlays unless and until annuity holders elect to withdraw their annuity account balances, subject to applicable surrender charges. Therefore, we view such expenses as operating expenses and treat them as such in our consolidated statements of operations.

		Year Ended December 31,
	Six Months Ended June 30, 2013
		2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	12.0x	3.0x	3.9x	2.7x	3.7x	2.6x

 MARKET PRICES OF NOTES AND COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the NYSE under the symbol "AEL." The following table sets forth the high and low sales prices for our common stock for each calendar quarter during the periods indicated.

	High	Low
2011
First Quarter	$13.93	$11.27
Second Quarter	13.53	11.91
Third Quarter	13.22	8.01
Fourth Quarter	11.82	8.05
2012
First Quarter	$13.09	$10.13
Second Quarter	12.95	10.00
Third Quarter	12.41	10.62
Fourth Quarter	12.40	10.56
2013
First Quarter	$15.03	$12.33
Second Quarter	$16.60	$14.03
Third Quarter (through August 22, 2013)	$20.01	$15.64

        A dividend has been declared annually by our board of directors. In determining dividends, our board of directors takes into consideration our financial condition, including current and expected earnings and projected cash flows. We paid a cash dividend of $0.15 per share of our common stock on December 17, 2012 and a cash dividend of $0.12 per share of our common stock on December 16, 2011.

        We intend to continue to pay an annual cash dividend on such shares so long as we have sufficient capital and/or future earnings to do so. However, we anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

        Since we are a holding company, our ability to pay cash dividends depends in large measure on our subsidiaries' ability to make distributions of cash or property to us. Iowa insurance laws restrict the amount of distributions American Equity Life can pay to us without the approval of the Iowa Insurance Commissioner. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference in this prospectus.

        On August 22, 2013, the closing price of our common stock on the NYSE was $19.84 per share.

        There is no established reporting system or trading market for trading in the Notes. We believe that the Notes are currently traded and that there is currently a high correlation between the trading prices for the Notes and the trading prices for the shares of our common stock.

 CAPITALIZATION

        The following table sets forth, as of June 30, 2013, our consolidated cash and cash equivalents and capitalization:

  •
  on an actual basis;

  •
  as adjusted to give effect to the issuance and sale of $400.0 million aggregate principal amount of our 2021 Notes;

  •
  as further adjusted to give effect to this Exchange Offer and the cancellation and retirement of all the Notes, assuming that all of the Notes are tendered and accepted for exchange for Offer Consideration per $1,000 principal amount of Notes consisting of $1,500 in cash and 3.5 million shares of our common stock; and

  •
  as further adjusted to give effect to the 2015 Exchange Offer and the cancellation and retirement of all the 2015 Convertible Notes, assuming that all of the 2015 Convertible Notes are tendered and accepted for exchange for offer consideration per $1,000 principal amount of 2015 Convertible Notes consisting of $1,150 in cash and 5.1 million shares of our common stock and assuming early termination of the call option and warrant transactions entered into at the time we issued the 2015 Convertible Notes.

        The allocation is illustrative based on a full participation in the Exchange Offer and the 2015 Exchange Offer and the retirement and cancellation of all the Notes and the 2015 Convertible Notes. If less than all of the Notes or all of the 2015 Convertible Notes are tendered, the principal amount as adjusted for the Notes and the 2015 Convertible Notes will increase by the untendered amount with a corresponding increase in cash and a reduction in the number of shares of our common stock to be issued in the Exchange Offer and the 2015 Exchange Offer. The amount of cash paid and number of shares issued in connection with the Exchange Offer and the 2015 Exchange Offer will also vary based on the determination of the final Offer Consideration in each transaction.

        This table should be read in conjunction with "Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2012, "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, and our audited and unaudited consolidated financial statements (including the notes thereto), in each case incorporated by reference into this prospectus.

	As of June 30, 2013
(Dollars in thousands)	Actual	As adjusted to give effect to the issuance and sale of our 2021 Notes (1)	As further adjusted for the Exchange Offer (2)	As further adjusted for the 2015 Exchange Offer (3)
Cash and cash equivalents	$746,889	$1,122,889	949,130	756,090

Debt:
2015 Convertible Notes (4)	$181,715	$181,715	$181,715	—
2029 Convertible Notes (5)	106,411	106,411	—	—
2021 Notes (6)	—	400,000	400,000	400,000
Revolving credit facility, due 2014	15,000	—	—	—
Subordinated debentures (7)	245,958	245,958	245,958	245,958

Total debt	549,084	934,084	827,673	645,958

Stockholders' equity:
Common stock, par value $1 per share	63,501	63,501	67,036	72,098
Additional paid-in capital	512,613	512,613	472,291	482,226
Unallocated common stock held by ESOP	(2,009)	(2,009)	(2,009)	(2,009)
Accumulated other comprehensive income	244,280	244,280	244,280	244,280
Retained earnings	623,691	623,691	614,127	607,668

Total stockholders' equity	1,442,076	1,442,076	1,395,725	1,404,263

Total capitalization	$1,991,160	$2,376,160	$2,223,398	$2,050,221

(1)
Adjusted for the issuance and sale of $400.0 million aggregate principal amount of our 2021 Notes. See "Summary—Related Transactions." We received approximately $391.0 million in net proceeds from the offering of the 2021 Notes and used $15.0 million of that amount to repay the outstanding borrowings under our revolving credit facility.

(2)
Assumes that all of the Notes are tendered and accepted for exchange in the Exchange Offer for Offer Consideration per $1,000 principal amount of Notes consisting of $1,500 in cash and 3.5 million shares of common stock based upon an assumed Average VWAP of $19.50 per share.

(3)
Assumes that all of the 2015 Convertible Notes are tendered and accepted for exchange in the 2015 Exchange Offer for Offer Consideration per $1,000 principal amount of the 2015 Convertible Notes consisting of $1,150 in cash and 5.1 million shares of common stock based upon an assumed Average VWAP of $19.50 per share. Also assumes early termination of the call option and warrant transactions entered into at the time we issued the 2015 Convertible Notes. The net cash payment expected to be received from early termination of the call option and warrant transactions is $37.6 million based upon an assumed Average VWAP of $19.50 per share.

(4)
Represents the principal amount of $200.0 million of 3.5% Convertible Senior Notes due 2015 less the unamortized discount of $18.3 million. To the extent we commence and complete the 2015 Exchange Offer, the principal amount of our 2015 Convertible Notes would decrease in an amount equal to the aggregate principal amount of any 2015 Convertible Notes accepted for exchange. In addition, the unamortized discount related to the 2015 Convertible Notes accepted for exchange would be eliminated.

(5)
Represents the principal amount of $115.8 million of 5.25% Contingent Convertible Senior Notes due 2029, less the unamortized discount of $9.4 million. To the extent we complete the Exchange Offer, the principal amount of our Notes would decrease in an amount equal to the aggregate principal amount of any Notes accepted for exchange. In addition, the unamortized discount related to the Notes accepted for exchange would be eliminated.

(6)
Represents the principal amount of the 2021 Notes.

(7)
Represents the principal amount of $269.6 million of our subordinated debentures, less the unamortized discount of $23.7 million, which are described in "Description of certain indebtedness—Subordinated debentures."

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        The principal purpose of the Exchange Offer is to purchase, cancel and retire the Notes, thereby reducing the dilutive impact of the Notes on our outstanding equity, on an as-converted basis, after giving effect to any shares of common stock that may be issued in this Exchange Offer.

Principal Amount of Notes; Price

        We are offering to purchase for cash and, in certain circumstances, shares of our common stock, upon the terms and subject to the conditions of the Exchange Offer, all of the outstanding Notes for the Offer Consideration.

        The total value of the Offer Consideration per $1,000 principal amount of Notes accepted for exchange will equal (i) $159.38 plus (ii) ninety-five percent (95%) of the product of the Average VWAP (as defined herein) multiplied by 104.4932.

        The Offer Consideration will be paid by a cash payment of $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer. In the event that the Offer Consideration deliverable exceeds $1,500, the Offer Consideration will be paid by (i) a cash payment of $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer and (ii) a number of shares of our common stock equal to the quotient of total value of the Offer Consideration less the $1,500 cash payment, divided by the Average VWAP. In no event will the total value of the Offer Consideration paid in this Exchange Offer be less than $1,500 per $1,000 principal amount of Notes accepted for exchange in this Exchange Offer.

        For the avoidance of doubt, if the Offer Consideration exceeds $1,500 per $1,000 principal amount of Notes, the Offer Consideration per $1,000 principal amount of Notes will consist of:

  (i)
  $1,500 in cash, plus

  (ii)
  A number of shares of our common stock equal to:

(Total value of Offer Consideration per $1,000 principal amount of Notes - $1,500) Average VWAP

        We will not issue fractional shares of our common stock in the Exchange Offer. Instead, we will pay cash for all fractional shares on the settlement date based upon the Average VWAP. In addition, holders whose Notes are accepted for exchange will also be entitled to receive a cash payment for accrued and unpaid interest on the Notes to, but excluding, the settlement date. All amounts payable pursuant to the Exchange Offer will be rounded to the nearest cent.

        The "Average VWAP" means the sum of the Daily VWAPs (as defined below) for each day of the Averaging Period (as defined below) divided by 40.

        The "Averaging Period" means the period of 40 consecutive trading days beginning on the thirty-ninth trading day preceding the Expiration Date and ending on the initially scheduled Expiration Date. The Averaging Period will not change if the Expiration Date is extended.

        The "Daily VWAP" for any trading day means the per share volume-weighted average price of our common stock, as displayed under the heading "Bloomberg VWAP" on Bloomberg page AEL <Equity> AQR (or its equivalent successor if such page is not available), in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of the NYSE on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

        For the purposes of determining the Offer Consideration, a "trading day" means a day during which trading in our common stock generally occurs and a last reported sale price for our common stock is provided on the NYSE or, if our common stock is not listed for trading on the NYSE, the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a United States national or regional securities exchange, on the principal other market on which our common stock is then traded.

        For the purposes of determining the Offer Consideration, in the event that on a trading day there is a "market disruption event," which means (i) a failure by the primary United States national or regional securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our common stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock purchase or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, then the Daily VWAP for such trading day shall be the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, to the extent practicable by a nationally recognized independent investment banking firm retained for this purpose by us.

        Upon the terms and subject to the conditions of the Exchange Offer, all Notes validly tendered in the Exchange Offer and not validly withdrawn will be accepted for purchase in the Exchange Offer. As of the date of this prospectus, there are $115.8 million aggregate principal amount of Notes outstanding. The Notes are not listed on any securities exchange. Our common stock is listed on the NYSE under the symbol "AEL." On August 22, 2013, the last reported sale price of our common stock on the NYSE was $19.84 per share.

Sample Calculations of Offer Consideration

        For purposes of illustration, the table below indicates the total value of the Offer Consideration and components thereof that would be calculated on the basis of the pricing formula described above with respect to each $1,000 principal amount of Notes, assuming a range of sample Average VWAPs indicated in the left-hand column. The actual Average VWAP may be higher or lower than the sample Average VWAPs below. The actual Offer Consideration will be subject to the minimum Offer Consideration described above.

 Offer Consideration Components

Average VWAP	Total Offer Consideration (1)	Cash (1)	Shares of Common Stock (1)
$13.51	$1,500.00	$1,500.00	—
$14.00	$1,549.14	$1,500.00	3.51
$15.00	$1,648.41	$1,500.00	9.89
$16.00	$1,747.68	$1,500.00	15.48
$17.00	$1,846.95	$1,500.00	20.41
$18.00	$1,946.21	$1,500.00	24.79
$19.00	$2,045.48	$1,500.00	28.71
$20.00	$2,144.75	$1,500.00	32.24
$21.00	$2,244.02	$1,500.00	35.43
$22.00	$2,343.29	$1,500.00	38.33
$23.00	$2,442.56	$1,500.00	40.98
$24.00	$2,541.82	$1,500.00	43.41

(1)
Fractional shares of our common stock will not be issued. Cash will be paid in lieu of fractional shares based on the Average VWAP. The cash component of the Offer Consideration reflected in the table does not include cash in respect of any fractional shares.

        In addition, holders will receive, in respect of their Notes that are accepted for exchange, a cash payment for accrued and unpaid interest on such Notes to, but excluding, the settlement date of the Exchange Offer. All amounts payable pursuant to the Exchange Offer will be rounded to the nearest cent.

        Throughout the Exchange Offer, an indicative Average VWAP and the resulting indicative Offer Consideration will be available at www.gbsc-usa.com/american-equity and from the Information Agent at one of its telephone numbers listed on the back cover of this prospectus. We will determine the final Offer Consideration promptly after the close of trading on the NYSE on the Expiration Date. We will announce the final Offer Consideration no later than 4:30 p.m., New York City time, on the Expiration Date, and the final Offer Consideration will also be available by that time and thereafter at www.gbsc-usa.com/american-equity and from the Information Agent.

        The following summarizes the Offer Consideration information that will be available during the Exchange Offer:

  •
  During the first five trading days of the Averaging Period, the webpage will show an indicative Average VWAP and the resulting indicative Offer Consideration calculated as though that day were the Expiration Date.

  •
  During each trading day during the Averaging Period after the first five trading days, the webpage will show the indicative Average VWAP and resulting indicative Offer Consideration using cumulative actual trading data, updated every three hours starting at 10:30 a.m., New York City time, on each trading day as follows:

  •
  Beginning with the sixth trading day of the Averaging Period, the webpage will show the indicative Average VWAP and resulting indicative Offer Consideration that reflect the simple arithmetic average of the Daily VWAP on the preceding trading days of the Averaging Period and the actual Intra-Day VWAP during the elapsed portion of such trading day, weighting the Daily VWAP for each preceding trading day in the period the same as such actual Intra-Day VWAP. For example, at any time during the 40th trading day of the Averaging Period, the webpage will show the indicative Average VWAP equal to (a) the combined Daily VWAP for the preceding 39 trading days plus the actual Intra-Day VWAP during the elapsed portion of the 40th trading day divided by (b) 40, as well as the resulting indicative Offer Consideration.

    •
    Each time the webpage is updated, it will also show a reasonably current trading price (and during the first five trading days of the Averaging Period, it will show the closing trading price) for our common stock on the NYSE.

        "Intra-Day VWAP" at any time on any day means the volume weighted average price of our common stock on the NYSE for the period beginning at the official open of trading on that day and ending as of that time on that day, as calculated by Bloomberg. The data used to derive the Intra-Day VWAP during the Averaging Period will reflect a 15-minute reporting delay.

        We will determine the final Offer Consideration promptly after the close of trading on the NYSE on the Expiration Date. We will announce the final Offer Consideration no later than 4:30 p.m., New York City time, on the Expiration Date, and the final Offer Consideration will also be available by that time and thereafter at www.gbsc-usa.com/american-equity and from the Information Agent.

        At any time during the Exchange Offer, you may also contact the Information Agent to obtain an indicative Average VWAP and the resulting indicative Offer Consideration (and, once it is determined, the final Offer Consideration) at one of its telephone numbers listed on the back cover page of this prospectus.

        All Notes validly tendered but not purchased because the Exchange Offer is not completed will be returned to you at our expense promptly following the earlier of the termination or expiration of the Exchange Offer.

        You may withdraw your Notes from the Exchange Offer by following the procedures described under "The Exchange Offer—Withdrawal Rights."

Fractional Shares

        We will not issue fractional shares of our common stock in the Exchange Offer. Instead, we will pay cash for all fractional shares on the settlement date based upon the Average VWAP. The amount payable will equal the fraction of a share otherwise deliverable multiplied by the Average VWAP.

Recommendation

        Neither the Company, our management, our board of directors, the Dealer Managers, the Information Agent nor the Exchange Agent has made a recommendation to any holder, and each is remaining neutral as to whether you should tender your Notes in the Exchange Offer. You must make your own investment decision with regard to the Exchange Offer based upon your own assessment. Before making your decision, we urge you to read each of this prospectus and the related letter of transmittal carefully, including the information set forth in the section entitled "Risk Factors" and the documents incorporated by reference in this prospectus.

Status of Common Stock under the Securities Act

        Our common stock is listed on the NYSE under the symbol "AEL," and we expect the shares of our common stock to be issued in the Exchange Offer to be approved for listing on the NYSE under the symbol "AEL" on or prior to the settlement of the Exchange Offer. Generally, the common stock you receive in the Exchange Offer may be offered for resale, resold and otherwise transferred without further registration under the Securities Act and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act, unless you are considered an "affiliate" of ours within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is our affiliate at the time of the exchange must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws. For more information regarding the market for our common stock, see the section of this prospectus entitled "Market Prices of Notes and Common Stock and Dividend Policy."

Expiration Date; Extensions; Amendments

        The Exchange Offer will expire at 12:00 midnight, New York City time, at the end of the Expiration Date, unless we, in our sole discretion, extend or terminate it, in which case the Expiration Date will be the latest date to which the Exchange Offer is extended.

        We expressly reserve the right, in our sole discretion at any time and from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Notes. If we decide to extend the Expiration Date, we will announce any extension by press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the scheduled Expiration Date of the Exchange Offer.

        This prospectus, the letter of transmittal and other relevant materials are being mailed to record holders of Notes and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Notes.

        If we materially change the terms of the Exchange Offer or the information concerning the Exchange Offer, we will extend the Exchange Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which an Exchange Offer must remain open following material changes in the terms of the Exchange Offer or information concerning the Exchange Offer (other than a change in price or a decrease in percentage of Notes sought, as discussed below) will depend on the facts and circumstances, including the relative materiality of such terms or information. If we:

  •
  adjust the pricing formula or the minimum Offer Consideration;

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  pay the Offer Consideration entirely in cash;

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  otherwise increase or decrease the Offer Consideration to be paid for the Notes; or

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  decrease the principal amount of Notes we are seeking to purchase,

then the Exchange Offer must remain open, or will be extended, until at least ten business days from, and including, the date that notice of any such change is first published, sent or given in the manner described above. The calculation of the final Offer Consideration on the basis of the formula described above with respect to the Exchange Offer will not be considered an increase or decrease in the price to be paid in the Exchange Offer and will not require an extension of the Exchange Offer. For purposes of the Exchange Offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

        We also expressly reserve the right (1) to delay acceptance for exchange of any Notes tendered pursuant to the Exchange Offer and (2) at any time, or from time to time, to amend the Exchange Offer in any manner. Our reservation of the right to delay exchange of Notes that we have accepted for exchange is limited by the SEC's rules under the Exchange Act, which require that a bidder must pay the consideration offered or return the securities deposited by or on behalf of holders promptly after the termination or withdrawal of any offer. Any extension, delay in payment, or amendment will be followed as promptly as practicable by press release or public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date of the Exchange Offer. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a press release.

Termination of the Exchange Offer

        We reserve the right, in our sole discretion, to terminate the Exchange Offer and not accept for exchange any Notes not previously accepted for exchange at any time prior to the completion of the Exchange Offer if any of the conditions under "—Conditions of the Exchange Offer" have not been, or we reasonably determine cannot be, satisfied, on or prior to the Expiration Date. If we terminate the Exchange Offer, we will notify the Exchange Agent and will issue a timely press release or other public announcement regarding the termination.

        In the event that the Exchange Offer is terminated, withdrawn or otherwise not consummated on or prior to the Expiration Date, no consideration will be paid or become payable to any holders who have validly tendered their Notes pursuant to the Exchange Offer. In any such event, any Notes previously tendered pursuant to the Exchange Offer will be promptly returned to the tendering holders.

Effect of Letters of Transmittal and Agent's Messages

        Subject to, and effective upon, the acceptance of the Notes, by executing and delivering a letter of transmittal, or agreeing to the terms of a letter of transmittal pursuant to an Agent's Message, the holder of Notes:

  •
  irrevocably sells, assigns and transfers to or upon the order of the Company all right, title and interest in and to, all claims in respect of or arising or having arisen as a result of the holder's status as a holder of the Notes;

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  waives any and all right with respect to the Notes tendered; and

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  releases and discharges the Company from any and all claims such holder may have, now or in the future, arising out of or related to the Notes, but excluding any claims arising now or in the future under federal securities laws.

Conditions of the Exchange Offer

        Notwithstanding any other provision of the Exchange Offer to the contrary, we will not be required to exchange any Notes if the conditions described herein are not met.

        The Exchange Offer is subject to the following conditions that the Company may not waive:

  •
  the registration statement of which this prospectus forms a part shall have become effective;

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  no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending or, to our knowledge, be contemplated or threatened by the SEC; and

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  any approval, permit, authorization, favorable review or consent of any domestic or foreign governmental entity or any third party consents required to be obtained in connection with the Exchange Offer, if any, shall have been obtained and remain in effect.

        In addition, the Exchange Offer is subject to the condition that none of the following events shall have occurred (or has been determined by the Company to have occurred) and be continuing that in the Company's reasonable judgment and regardless of the circumstances, makes it impossible or inadvisable to proceed with the Exchange Offer or with the exchange of the Offer Consideration for Notes:

  •
  there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer, that is, or is reasonably likely to be directly or indirectly materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might directly or indirectly prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer;

  •
  an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that would or would be reasonably likely to directly or indirectly prohibit, prevent, restrict or delay consummation of the Exchange Offer or materially impair the contemplated benefits to us of the Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

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  there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs;

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  there shall have occurred or be reasonably likely to occur any event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offer;

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  in our reasonable judgment, as determined prior to the expiration of the Exchange Offer, the exchange of Notes in the Exchange Offer will result in adverse tax consequences to us;

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  a tender or exchange offer for any or all of our common stock, or any merger, acquisition, business combination or other similar transaction with or involving us, has been proposed, announced or made by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business;

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  the trustee for the Notes objects in any respect to, or takes any action that would be reasonably likely to materially and adversely affect, the consummation of the Exchange Offer, or takes any action that challenges the validity or effectiveness of the procedures used by us in the making of the Exchange Offer or in the acceptance of Notes;

  •
  we learn that:

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  any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding common stock, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before the commencement date for this Exchange Offer);

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  any entity, group or person who has filed with the SEC a Schedule 13D or Schedule 13G relating to the Company on or before the commencement date for this Exchange Offer has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Exchange Offer), beneficial ownership of an additional 1% or more of our outstanding shares;

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  any new group has been formed that beneficially owns more than 5% of our outstanding shares (options for and other rights to acquire shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause); or

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  any entity, group or person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us; or

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  there shall have occurred:

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  any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter markets in the United States;

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  a material impairment in the trading market for debt or convertible securities;

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  a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

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  any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions;

    •
    a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens; or

    •
    any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to materially and adversely affect our business, financial condition, results of operations or prospects or the value of our securities or otherwise materially impair the contemplated future conduct of our business or adversely affect trading in our common stock.

        We expressly reserve the right to amend or terminate the Exchange Offer and to reject any Notes not previously accepted for exchange, upon the occurrence of any of the events specified above.

        The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions. We may also, in our sole discretion, waive these conditions in whole or in part, at any time and from time to time in our discretion, except as to the requirements that the registration statement be declared effective by the SEC, that no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending or, to our knowledge, be contemplated or threatened by the SEC and that all required governmental approvals and consents have been obtained and remain in effect, which conditions we cannot waive. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right that may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties absent a holding to the contrary by a court of competent jurisdiction. We will give prompt notice of any amendment, non-acceptance, termination or waiver to the Exchange Agent, followed by a timely public announcement.

Consequences of Failure to Tender Notes

        Following the expiration of the Exchange Offer, the liquidity of the market for a holder's Notes could be adversely affected if a significant percentage of the Notes are exchanged in the Exchange Offer. Holders who do not exchange their Notes in the Exchange Offer will continue to be entitled to convert their Notes and to receive interest and retain other rights in accordance with the terms of the indenture governing the Notes. See "Risk Factors—Risks Related to the Exchange Offer—The liquidity of any trading market that currently exists for the Notes may be adversely affected by the Exchange Offer, and holders who do not tender their Notes may find it more difficult to sell their Notes."

Procedures for Tendering Notes

        All of the Notes are held in book-entry form through the facilities of DTC, and all of the Notes are currently represented by one or more global certificates held for the account of DTC.

        If you desire to tender Notes, you may tender such Notes to the Exchange Agent through DTC's ATOP or by submitting a signed letter of transmittal, together with a confirmation of book-entry transfer of the Notes and any other required documents, in either case by following the procedures set forth below.

        We are not providing for procedures for tenders of Notes to be made by guaranteed delivery. Accordingly, you must allow sufficient time for the necessary tender procedures to be completed during the normal business hours of DTC on or prior to the Expiration Date. If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, you should keep in mind that such entity may require you to take action with respect to the Exchange Offer a number of days before the Expiration Date in order for such entity to tender Notes on your behalf on or prior to the Expiration Date. Accordingly, if you wish to participate in the Exchange Offer, you should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which you must take action in order to participate in the Exchange Offer. Tenders not completed on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date will be disregarded and of no effect.

        Notes may be tendered and accepted for exchange in minimum denominations of $1,000 and integral multiples of $1,000 thereof.

How to Tender If You Are a Beneficial Owner but Not a DTC Participant

        If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, you will need to timely instruct your broker, dealer, commercial bank, trust company or other nominee to tender your Notes prior to the Expiration Date in the manner described below and upon the terms and conditions set forth in this prospectus. Please refer to any materials forwarded to you by your broker, dealer, commercial bank, trust company or other nominee to determine how you can timely instruct your nominee to take these actions.

        In order to participate in the Exchange Offer, you must instruct your broker, dealer, commercial bank, trust company or other nominee to participate on your behalf. Your broker, dealer, commercial bank, trust company or other nominee should arrange for the DTC participant holding the Notes through its DTC account to tender those Notes in the Exchange Offer to the Exchange Agent at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date.

        If you hold your Notes through a broker, dealer, commercial bank, trust company or other nominee, you should keep in mind that such entity may require you to take action with respect to the Exchange Offer a number of days before the Expiration Date in order for such entity to tender Notes on your behalf at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date.

        You are urged to instruct your broker, dealer, commercial bank, trust company or other nominee promptly to make arrangements for processing your instruction.

        If you hold your Notes through a broker or bank other than the Dealer Managers, you should ask your broker or bank if you will be charged a fee to tender your Notes through such broker or bank.

How to Tender if You Are a DTC Participant

        To participate in the Exchange Offer, a DTC participant must:

  •
  comply with the ATOP procedures of DTC described below; or

  •
  (i) complete and sign and date the letter of transmittal, or a facsimile of the letter of transmittal, (ii) have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires, (iii) mail or deliver the letter of transmittal or facsimile thereof, together with any other documents required by the letter of transmittal, to the Exchange Agent on or prior to 12:00 midnight, New York City time, at the end of the Expiration

    Date, and (iv) ensure that the Exchange Agent receives, on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date, a timely confirmation of book-entry transfer of such Notes into the Exchange Agent's account at DTC according to the procedure for book-entry transfer described below.

        No documents should be sent to us or the Dealer Managers. An Agent's Message or the letter of transmittal should be delivered only to the Exchange Agent. The Exchange Agent will not accept any tender materials other than the letter of transmittal or an Agent's Message.

        By tendering Notes pursuant to the Exchange Offer, you will be deemed to have agreed that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Exchange Agent, until receipt by the Exchange Agent of the items listed above together with all accompanying evidences of authority and any other required documents in form satisfactory to us. In all cases, you should allow sufficient time to assure delivery to the Exchange Agent on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date.

Tendering through DTC's ATOP

        The Exchange Agent will establish an account at DTC with respect to the Notes for purposes of the Exchange Offer, and any financial institution that is a DTC participant may make book-entry delivery of eligible Notes by causing DTC to transfer such Notes into the Exchange Agent's account in accordance with DTC's procedures for such transfer.

        The Exchange Agent and DTC have confirmed that Notes held in book-entry form through DTC that are to be tendered in the Exchange Offer are eligible for ATOP. To effectively tender Notes, DTC participants may until 5:00 p.m., New York City time, on the Expiration Date, in lieu of physically completing and signing the letter of transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance through ATOP, and DTC will then verify the acceptance, execute a book-entry delivery to the Exchange Agent's account at DTC and send an Agent's Message to the Exchange Agent for its acceptance. The confirmation of a book-entry transfer into the Exchange Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

        The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the DTC participant described in such Agent's Message, stating that such participant has received and agrees to be bound by the terms and conditions of the Exchange Offer as set forth in this prospectus and the letter of transmittal, and that we may enforce such agreement against such participant.

        To tender Notes after 5:00 p.m., New York City time, on the Expiration Date, but on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date, DTC participants may complete and sign a Voluntary Offering Instructions form and deliver it via facsimile to the Exchange Agent at the facsimile number shown on the back cover of this exchange prospectus. The Voluntary Offering Instructions form is available at www.gbsc-usa.com/american-equity and is filed as an exhibit to the Schedule TO referred to under "—Miscellaneous." Immediately after delivering the Voluntary Offering Instructions form, a DTC participant should telephone the Exchange Agent at its telephone number listed on the back cover page of this prospectus to confirm receipt and determine if any further action is required.

        If you desire to tender your Notes on the Expiration Date through ATOP, you must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date.

        If your Notes are held of record through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Notes after 5:00 p.m., New York City time, on the Expiration Date, you must make arrangements with your nominee for such nominee to fax a Voluntary Offering Instructions form to the Exchange Agent at its number on the back cover page of this prospectus on your behalf on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date, in accordance with the procedures described above.

Signature Guarantees

        All signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, a "Medallion Signature Guarantor") unless the Notes tendered or withdrawn, as the case may be, pursuant thereto are tendered (1) by the DTC participant whose name appears on a security position listing as the owner of the Notes who has not completed the box entitled Special Payment Instructions or Special Delivery Instructions on the letter of transmittal or (2) for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank, trust company or other nominee having an office or correspondent in the United States. If Notes are registered in the name of a person other than the signatory of a letter of transmittal or a notice of withdrawal, as the case may be, or if delivery of the Offer Consideration is to be made or tendered, or Notes that are not accepted are to be returned, to a person other than the holder, then the signature on the letter of transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above.

General Provisions

        The method of delivery of Notes and all other documents or instructions including, without limitation, an Agent's Message and the letter of transmittal, is at your risk.

        All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders and withdrawals of Notes will be determined by us in our sole discretion. Our determination will be final and binding absent a holding to the contrary by a court of competent jurisdiction. Alternative, conditional or contingent tenders will not be considered valid. We and the Exchange Agent reserve the right to reject any or all tenders of Notes that are not in proper form or the acceptance of which would, in our judgment or in the judgment of the Exchange Agent, be unlawful. We and the Exchange Agent also reserve the right to waive any defects, irregularities or conditions of tender as to particular Notes either before or after the Expiration Date (including the right to waive the ineligibility of any security holder who seeks to tender Notes in the Exchange Offer). A waiver of any defect or irregularity with respect to the tender of any Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Notes except to the extent we may otherwise so provide. We will interpret the terms and conditions of the Exchange Offer, and our determination will be final and binding on all parties absent a holding to the contrary by a court of competent jurisdiction. Unless waived, any defects or irregularities in connection with tenders of Notes for exchange must be cured within the period of time we determine. Tenders of Notes shall not be deemed to have been made until any defects or irregularities have been waived by us or cured. None of us, our management, our board directors, the Dealer Managers, the

Information Agent, the Exchange Agent or any other person will be under any duty to give notification of any defect or irregularity in any tender of Notes, or will incur any liability to you for failure to give any such notification.

        All tendering holders, by execution of the letter of transmittal or a Voluntary Offering Instructions form or a facsimile thereof, or transmission of an Agent's Message through ATOP, waive any right to receive notice of the acceptance of their Notes for purchase.

        Notes being tendered must be delivered to the Exchange Agent in accordance with the procedures described in this prospectus, at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date.

Acceptance of Notes for Exchange; Delivery of Offer Consideration

        Upon satisfaction or waiver, as permitted, of all of the conditions to the Exchange Offer, and assuming the Company has not previously elected to terminate the Exchange Offer, the Company will accept any and all Notes that are validly tendered and not validly withdrawn at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date. The Company will deliver (or cause to be delivered) the Offer Consideration promptly after acceptance of the Notes. For purposes of the Exchange Offer, the Company will be deemed to have accepted validly tendered Notes, when, as, and if the Company has given oral or written notice of its acceptance of the Notes to the Exchange Agent.

        In all cases, the delivery of the Offer Consideration, including the issuance of any common stock, for Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of the Notes and an Agent's Message or a validly completed and duly executed letter of transmittal and all other required documents and confirmation of a book-entry transfer of the Notes into the Exchange Agent's account at a book-entry transfer facility. The Company reserves the right to waive any defects or irregularities in the tender or conditions, as permitted, of the Exchange Offer. If any tendered Notes are not accepted for any reason, those unaccepted Notes will be returned without expense to the tendering holder thereof as promptly as practicable after the termination, expiration or withdrawal of the Exchange Offer.

Settlement Date

        The settlement date in respect of any Notes that are accepted for exchange in the Exchange Offer will be promptly following such Expiration Date. Assuming that the conditions to the Exchange Offer are satisfied or, where permitted, waived, we expect that the settlement date will be the third business day following the expiration of the Exchange Offer.

Your Representation and Warranty; our Acceptance Constitutes an Agreement

        A tender of Notes under the procedures described above will constitute your acceptance of the terms and conditions of the Exchange Offer. In addition, by instructing your custodian or nominee to tender your Notes in the Exchange Offer, you are representing, warranting and agreeing that, among other things:

  •
  you have received a copy of this prospectus and the related letter of transmittal and agree to be bound by all the terms and conditions of the Exchange Offer;

  •
  you have full power and authority to tender your Notes;

  •
  you have assigned and transferred the Notes to the Exchange Agent and irrevocably constitute and appoint the Exchange Agent as your true and lawful agent and attorney-in-fact to cause your Notes to be tendered in the Exchange Offer, that power of attorney being irrevocable and coupled with an interest, subject only to the right of withdrawal described in this prospectus; and

  •
  your Notes are being tendered, and will, when accepted by the Exchange Agent, be free and clear of all charges, liens, restrictions, claims, equitable interests and encumbrances, other than the claims of a holder under the express terms of the Exchange Offer.

        Your custodian or nominee, by delivering, or causing to be delivered, the Notes and a completed Agent's Message or letter of transmittal to the Exchange Agent is representing and warranting that you, as owner of the Notes, have represented, warranted and agreed to each of the above.

        By tendering Notes pursuant to the Exchange Offer, you will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the Exchange Agent or by us to be necessary or desirable to complete the tender, sale, assignment and transfer of the Notes tendered thereby.

        Our acceptance for purchase of Notes tendered under the Exchange Offer will constitute a binding agreement between you and us upon the terms and conditions of the Exchange Offer described in this and the related documents. Such agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Withdrawal Rights

        Tenders of the Notes may be withdrawn by delivery of (1) a computer-generated notice of withdrawal to the Exchange Agent, transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC or (2) a written notice to the Exchange Agent, at its address listed on the back cover page of this prospectus, in either case at any time on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date of the Exchange Offer. Any written notice of withdrawal must (1) specify the name of the person having deposited the Notes to be withdrawn, (2) identify the Notes to be withdrawn (including the certificate number or numbers and principal amount of the Notes, as applicable), and (3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Notes were tendered and must be guaranteed by an eligible institution.

        If you tendered your Notes through a broker, dealer, commercial bank, trust company or other nominee and wish to withdraw your Notes, you will need to make arrangements for withdrawal with your nominee. Your ability to withdraw the tender of your Notes will depend upon the terms of the arrangements you have made with your nominee and, if your nominee is not the DTC participant tendering those Notes, the arrangements between your nominee and such DTC participant, including any arrangements involving intermediaries between your nominee and such DTC participant.

        If you tendered Notes through a broker, dealer, commercial bank, trust company or other nominee and you wish to withdraw your Notes after 5:00 p.m., New York City time, on the Expiration Date, you must make arrangements with your nominee for such nominee to fax a notice of withdrawal form to the Exchange Agent at its number on the back cover page of this prospectus on your behalf on or prior to 12:00 midnight, New York City time, at the end of the Expiration Date.

        Withdrawals may not be rescinded. However, if you change your mind again, you may tender your Notes again by following the Exchange Offer procedures before the Exchange Offer expires. Any questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion. The Company's determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. We and the Exchange Agent reserve the absolute right to reject any or all attempted withdrawals of Notes that are not in proper form or the acceptance of which would, in our judgment or in the judgment of the Exchange Agent, be unlawful. We and the Exchange Agent also reserve the right to waive any defects, irregularities or conditions of a withdrawal as to particular Notes. A waiver of any defect or irregularity with respect to the withdrawal of any Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the withdrawal of any other Note except to the extent we may otherwise so provide. Withdrawals of Notes shall not be deemed to have been made until any defects or irregularities have been waived by us or cured. None of us, our management, our board of directors, the Dealer Managers, the Information Agent, the Exchange Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

        The Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Notes which have been tendered for exchange but which are withdrawn will be returned to the holder without cost to the holder promptly after withdrawal. Validly withdrawn Notes may be re-tendered by following one of the procedures described under "—Procedures for Tendering Notes" at any time at or prior to 12:00 midnight, New York City time, at the end of the Expiration Date. In addition, if not previously returned, Notes tendered in the Exchange Offer that are not accepted by us for exchange may be withdrawn on or after the 40th business day following the commencement of this Exchange Offer.

        If we extend the Exchange Offer, are delayed in our acceptance of Notes, or are unable to accept Notes for exchange under the Exchange Offer for any reason, then, without prejudice to our rights under the Exchange Offer, the Exchange Agent may, subject to applicable law, retain tendered Notes on our behalf, and such Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in this prospectus.

Dealer Managers

        J.P. Morgan Securities LLC and Raymond James & Associates, Inc. are serving as the dealer managers in connection with the Exchange Offer. As Dealer Managers for the Exchange Offer, J.P. Morgan Securities LLC and Raymond James & Associates, Inc. will perform services customarily provided by investment banking firms acting as dealer managers of exchange offers of a like nature, including, but not limited to, soliciting tenders of the Notes pursuant to the Exchange Offer and communicating generally regarding the Exchange Offer with brokers, dealers, commercial banks and trust companies and other persons, including the holders of the Notes. The Dealer Managers will receive customary compensation for such services and will be reimbursed for reasonable out-of-pocket expenses incurred in performing their services, including reasonable fees and expenses of legal counsel. We will also indemnify the Dealer Managers against certain liabilities and expenses in connection with the Exchange Offer, including liabilities under the federal securities laws.

        The Dealer Managers and their affiliates have from time to time rendered and may in the future render various investment banking, lending and commercial banking services and financial advisory services to us and our affiliates for which they have received and will receive customary fees. The Dealer Managers have acted as underwriters of securities issued by us in public offerings, and may act in such capacity in the future. For example, J.P. Morgan Securities LLC acted as lead underwriter, and Raymond James & Associates, Inc. acted as an underwriter, in our recent offering of 2021 Notes. An affiliate of J.P. Morgan Securities LLC also acts as administrative agent and a lender under our existing revolving credit facility.

        In the ordinary course of business, the Dealer Managers and their affiliates may at any time hold long or short positions, and may trade for their own account or the accounts of customers, in the debt or equity securities of the Company or its affiliates, including any of the Notes and, to the extent that the Dealer Managers or their affiliates hold Notes during the Exchange Offer, they may tender such Notes pursuant to the terms of the Exchange Offer.

Exchange Agent and Information Agent

        Global Bondholder Services Corporation ("GBS") has been appointed as the Exchange Agent and as the Information Agent for the Exchange Offer. We have agreed to pay GBS reasonable and customary fees for its services and will reimburse the GBS for its reasonable out-of-pocket expenses. We will also indemnify GBS for certain liabilities and expenses in connection with the Exchange Offer, including liabilities under the federal securities laws. All completed letters of transmittal and Agent's Messages should be directed to the Exchange Agent at one of the addresses set forth below. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your Notes also should be directed to the Exchange Agent at one of the following telephone numbers or addresses:

Banks and Brokers call:
(212) 430-3774

All Others Call Toll-Free:
(866) 924-2200

If Delivering by Mail or Overnight Delivery:

Global Bondholder Services Corporation
65 Broadway—Suite 404
New York, NY 10006

If Delivering by Hand or Courier:

Global Bondholder Services Corporation
65 Broadway—Suite 404
New York, NY 10006

Solicitation

        The Information Agent will mail solicitation materials on our behalf and may solicit tenders from holders of the Notes and will answer inquiries concerning the terms of the Exchange Offer. In connection with the Exchange Offer, our officers, directors and regular employees may solicit tenders from holders of the Notes and will answer inquiries concerning the terms of the Exchange Offer, in each case by use of the mails, personally or by telephone, electronic communication or other similar methods, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

Retirement and Cancellation

        Any Notes not tendered or tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the Exchange Offer. All Notes validly tendered and accepted for exchange in the Exchange Offer will be retired and cancelled.

Security Ownership

        To the best of our knowledge, none of our directors, executive officers or affiliates own any outstanding Notes. To the best of our knowledge, we will not acquire any Notes from any of our directors, executive officers or affiliates pursuant to the Exchange Offer.

Fees and Expenses

        Tendering holders of outstanding Notes will not be required to pay any expenses of soliciting tenders in the Exchange Offer, including any fee or commission payable to the Dealer Managers. However, if a tendering holder handles the transactions through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions. Other than such broker's fees or commissions, we will bear the fees and expenses relating to the Exchange Offer. We intend to pay all or a portion of the Exchange Offer expenses with net proceeds from our sale of our 2021 Notes.

Accounting Treatment

        To the extent the Notes are tendered and accepted by us, we expect to account for the consideration we pay to the holders as extinguishment of both the liability and equity components of these convertible instruments. The difference between the fair value of the liability component and the GAAP carrying amount of the debt is recognized in the income statement as a gain or loss on extinguishment of debt. The fair value of the equity component, which is the difference between the total consideration paid to extinguish the convertible notes and the fair value of the liability component, is recognized as a decrease to stockholders' equity while the portion of total consideration that is paid in our common stock will be recognized as an increase to stockholders' equity.

Appraisal Rights

        There are no dissenter's rights or appraisal rights with respect to the Exchange Offer.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer provided that the tendering holder will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Notes tendered;

  •
  any shares of common stock are to be delivered to, or issued in the name of, any person other than the registered holder of the Notes;

  •
  tendered Notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of Notes under the Exchange Offer.

        If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be withheld from the cash otherwise deliverable to the tendering holder.

Future Purchases

        Following completion of the Exchange Offer, we may purchase additional Notes that remain outstanding. Future purchases of Notes that remain outstanding after the Exchange Offer may be on terms that are more or less favorable than the Exchange Offer. Rule 14e-5 under the Exchange Act prohibits us and our affiliates from purchasing Notes outside of the Exchange Offer from the time that the Exchange Offer is first announced until the expiration of the Exchange Offer, subject to certain exceptions. In addition, Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing any Notes other than pursuant to the Exchange Offer until ten business days after the Expiration Date of the Exchange Offer. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

Miscellaneous

        This prospectus and the related letter of transmittal will be sent to record holders of the Notes and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our list of holders of the Notes or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of the Notes.

        We are not aware of any jurisdiction where the making of the Exchange Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Exchange Offer or the acceptance of Notes pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Exchange Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of the Notes in such jurisdiction.

        Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), which contains additional information with respect to the Exchange Offer. We will file an amendment to the Schedule TO to report any material changes in the terms of the Exchange Offer and to report the final results of the Exchange Offer as required by Exchange Act Rule 13e-4(c)(3) and 13e-4(c)(4), respectively. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under "Where You Can Find More Information About the Company."

        None of us, our management, our board of directors, the Dealer Managers, the Information Agent or the Exchange Agent has authorized any person to give any information or to make any representation in connection with the Exchange Offer other than the information and representations contained in this prospectus or in the letter of transmittal. If anyone makes any recommendation or representation or gives any such information, you should not rely upon that recommendation, representation or information as having been authorized by us, our management, our board of directors, the Dealer Managers, the Information Agent or the Exchange Agent.

        The following persons are directors and executive officers of the Company as of the date of this prospectus.

Name	Position
David J. Noble	Executive Chairman of the Board of Directors
John M. Matovina	Vice Chairman of the Board of Directors, Chief Executive Officer and President
Debra J. Richardson	Director, Executive Vice President and Secretary
Joyce A. Chapman	Director
Alexander M. Clark	Director
James M. Gerlach	Director
Robert L. Howe	Director
David S. Mulcahy	Director
Gerard D. Neugent	Director
A.J. Strickland, III	Director
Harley A. Whitfield, Sr.	Director
Ted M. Johnson	Chief Financial Officer and Treasurer
Ronald J. Grensteiner	President of American Equity Life
William R. Kunkel	Executive Vice President—Legal and General Counsel
Jeffrey D. Lorenzen	Senior Vice President and Chief Investment Officer
Scott A. Samuelson	Vice President—Controller

        The business address and telephone number of each director and executive officer is: c/o American Equity Investment Life Holding Company, 6000 Westown Parkway, West Des Moines, Iowa 50266. Each person's telephone number is (515) 221-0002.

        As of the date of this prospectus, and except as disclosed herein, the Company has no plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) except as described herein, any material change in the Company's present dividend rate or policy, or indebtedness or capitalization; (4) any change in the Company's present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company's corporate structure or business; (6) any class of the Company's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class of the Company's equity securities becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act; (8) the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act; (9) except pursuant to the terms of the Exchange Offer, as disclosed herein with respect to our intention to commence the 2015 Exchange Offer for any and all of the 2015 Convertible Notes, depending on market conditions, and as disclosed under "—Future Purchases" above, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

DESCRIPTION OF COMMON STOCK

        Our authorized capital stock consists of 202,000,000 shares, of which 200,000,000 shares are common stock, par value $1 per share, and 2,000,000 shares are preferred stock, par value $1 per share. As of July 31, 2013, we had issued and outstanding 64,710,572 shares of common stock and no shares of preferred stock.

        We have summarized certain of the material provisions of our common stock below. We urge you to read our Articles of Incorporation, including Articles of Amendment (which were filed as an exhibit to our Form 10-Q for the period ended June 30, 2000 filed on August 14, 2000), our Articles of Amendment to Articles of Incorporation (filed with our Registration Statement on Form S-1, File No. 333-108794), our Articles of Amendment to Articles of Incorporation (which were filed as an exhibit to our Registration Statement on Form S-3 filed on January 15, 2008), Articles of Amendment to Articles of Incorporation (which were filed as an exhibit to our Form 10-Q for the period ended June 30, 2011 filed on August 5, 2011) and Third Amended and Restated Bylaws (which were filed as an exhibit to our Current Report on Form 8-K filed on September 2, 2008) for a detailed description of the provisions thereof summarized below.

Common Stock

        Each outstanding share of our common stock is entitled to one vote per share on each matter submitted to the vote of shareholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the board of directors. Subject to the rights of holders of preferred stock, holders of our common stock have equal and ratable rights to dividends from funds legally available therefor, when, as and if declared by the board of directors. Holders of our common stock are entitled to share ratably in all of our assets available for distribution upon our liquidation, dissolution or winding up. Holders of our common stock have no preemptive, conversion, redemption or subscription rights.

        In 2012 and 2011, we paid an annual cash dividend of $0.15 and $0.12, respectively, per share on our common stock. We intend to continue to pay an annual cash dividend on such shares so long as we have sufficient capital and/or future earnings to do so. However, we anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any further determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

        Since we are a holding company, our ability to pay cash dividends depends in large measure on our subsidiaries' ability to make distributions of cash or property to us. Financial covenants under our existing or future loan agreements and reinsurance agreements, or provisions of the laws of the states where we or our subsidiaries are organized, may limit our subsidiaries' ability to make sufficient distributions to us to permit us to pay cash dividends on our common stock.

        As of June 28, 2013 there were approximately 11,800 holders of our common stock.

Selected Amended Articles of Incorporation and Bylaws Provisions

        Our amended articles of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing (a) a change in control of us or (b) an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

        Classified Board of Directors.    Our amended articles of incorporation and bylaws provide for our board of directors to be divided into three classes of directors serving staggered, three year terms. The classification of the board of directors has the effect of requiring at least two annual shareholder meetings to replace a majority of the members of the board of directors.

        Notice Procedures.    Our bylaws establish advance notice procedures with regard to all shareholder proposals to be brought before meetings of our shareholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended articles of incorporation and bylaws.

        Shareholder Meetings.    Our bylaws provide that special meetings may be called only by the board of directors or shareholders owning at least 50% of all the votes entitled to be cast on any issue proposed at the special meeting.

        Authorized but Unissued or Undesignated Capital Stock.    Our amended articles of incorporation grant the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors' authority could (a) decrease the amount of earnings and assets available for distribution to holders of common stock, (b) adversely affect the rights and powers, including voting rights, of such holders and (c) have the of effect delaying, deferring or preventing a change in control of us. The board of directors does not currently intend to seek shareholder approval prior to any issuance of preferred stock, unless otherwise required by law or the rules of any exchange on which the securities are then traded.

Iowa Takeover Statute

        We are subject to Section 490.1110 of the Iowa Business Corporations Act (the "IBCA"), which prohibits certain "business combination" transactions between an Iowa corporation and any "interested shareholder" for a period of three years after the date on which such shareholder became an interested shareholder, unless:

  •
  the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the shareholder becoming an interested shareholder;

  •
  upon consummation of the transaction in which the shareholder becomes an interested shareholder, the interested shareholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

  •
  on or subsequent to the consummation date, the business combination with the interested shareholder is approved by the board of directors and also approved at a shareholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested shareholder.

        Section 490.1110 defines "business combination" to include:

  •
  a merger or consolidation involving the corporation and any interested shareholder;

  •
  any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

  •
  any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

  •
  any other transaction resulting in a financial benefit to the interested shareholder under Iowa law.

        In general, an "interested shareholder" is any person beneficially owning 10% or more of the outstanding voting stock of the corporation and any person affiliated with or controlled by such person. "Person" means any individual, corporation, partnership, unincorporated association or other entity.

State Statutory Provisions

        Section 490.1108A of the IBCA provides that in considering acquisition proposals, our directors may consider, in addition to the consideration of the effects of any action on stockholders, the effects on our employees, suppliers, creditors, customers and the communities in which we operate, as well as our long-term and short-term interests. Consideration of any or all community interest factors is not a violation of the business judgment rule, even if our directors reasonably determine that effects on a community or other factors outweigh the financial or other benefits to us or a stockholder or group of stockholders. Section 490.624A of the IBCA also includes authorization of "poison pills," which include, without limitation, terms and conditions of stock rights or options issued by a corporation that preclude or limit the exercise, transfer or receipt of stock rights by persons owning or offering to acquire a specified number or percentage of a corporation's outstanding shares.

        The provisions of state law that we describe above could have the effect of delaying, deferring or preventing a change in control of the company if our board of directors determines that a change of control is not in our best interests, those of our stockholders and other constituencies. In addition, the regulatory restrictions on the acquisition of our securities may also deter attempts to effect, or prevent the consummation of, a change in control of the company.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Limitation of Liability of Officers and Directors

        Section 490.202 of the IBCA permits a corporation to include a provision in its articles of incorporation permitting or making obligatory the indemnification of a director for liability to any person for any action taken, or any failure to take any action, as a director, except liability for (i) the receipt of a financial benefit to which the person is not entitled, (ii) an intentional infliction of harm on the corporation or its shareholders, (iii) unlawful distributions to shareholders, or (iv) an intentional violation of criminal law.

        Our amended articles of incorporation provide that our directors will not be liable to us or our shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) intentional infliction of harm on us or our shareholders; (3) a violation of Section 490.833 of the IBCA, which relates to liability for unlawful distributions; and (4) an intentional violation of criminal law.

        Our amended articles of incorporation also provide that each individual who was or is a director of the company who was or is made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director of the company, or is or was serving at the request of the company as a director, officer, partner, trustee, employee or agent of another corporation shall be indemnified and held harmless by the company to the fullest extent permitted by applicable law, except liability for:

  •
  the amount of a financial benefit received by a director to which the director is not entitled;

  •
  an intentional infliction of harm on the company or its shareholders;

  •
  an unlawful distribution to shareholders; and

  •
  an intentional violation of criminal law.

        Our bylaws also provide that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed civil or criminal action or proceeding by reason of the fact that such person is or was a director of the company or is or was serving at our request as a director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by us to the fullest extent permitted by Iowa law. This right to indemnification shall also include the right to be paid by us the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Iowa law. This right to indemnification shall be a contract right. We may, by action of our board of directors, provide indemnification to our officers, employees and agents to the extent and to the effect as the board of directors determines to be appropriate and authorized by Iowa law.

        Our bylaws also authorize us to purchase insurance for our directors, officers and employees and persons who serve at our request as directors, officers, members, employees, fiduciaries or agents of other enterprises, against any expense, liability or loss incurred in such capacity, whether or not we would have the power to indemnify such persons against such expense or liability under the bylaws. We maintain insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs for indemnification of directors and officers.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion, which is for general information only, is a summary of certain U.S. federal income tax considerations relating to the surrender of Notes for exchange pursuant to the Exchange Offer and to the ownership and disposition of any shares of the Company's common stock (the "Shares") acquired in the Exchange Offer. This discussion does not purport to be a complete analysis of all potential tax effects of the Exchange Offer, or of the ownership or disposition of the Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, rulings, other administrative guidance and judicial decisions all as in effect as of the date hereof, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. This summary applies only to holders who hold Notes or Shares as "capital assets" within the meaning of the Code (generally, property held for investment). Moreover, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances, nor does it purport to deal with persons subject to special tax treatment under U.S. federal income tax law, including (but not limited to) banks, financial institutions, insurance companies, cooperatives, retirement plans, regulated investment companies, tax-exempt investors, dealers in securities or currencies, U.S. expatriates or former long-term residents, persons holding Notes or Shares as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, holders whose functional currency is not the U.S. dollar, traders in securities who elect the mark-to-market method of accounting, U.S. Holders (as defined below) that are subject to the alternative minimum tax provisions of the Code, personal holding companies, real estate investment trusts and partnerships and other pass-through entities. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or other U.S. federal tax laws (other than U.S. federal income tax laws) or the laws of any U.S. state or locality or any foreign jurisdiction.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Notes or Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships that own Notes or Shares should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Notes pursuant to the Exchange Offer, and of owning and disposing of Shares.

        THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES TO YOU OF SURRENDERING NOTES FOR EXCHANGE PURSUANT TO THE EXCHANGE OFFER, OR OF OWNING OR DISPOSING OF SHARES. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF SURRENDERING NOTES FOR EXCHANGE PURSUANT TO THE EXCHANGE OFFER, AND OF OWNING AND DISPOSING OF SHARES, IN LIGHT OF YOUR OWN SITUATION.

        For purposes of the discussion that follows, a "U.S. Holder" is a beneficial owner of the Notes or Shares that for U.S. federal income tax purposes is: an individual citizen or resident of the United States; a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate if its income is subject to U.S. federal income taxation regardless of its source; or a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. As used herein, a "Non-U.S. Holder" is a beneficial owner of the Notes or Shares that is, for U.S. federal income tax purposes, an individual, corporation (or other entity that is taxable as a corporation for U.S. federal income tax purposes), estate or trust and that is not a U.S. Holder.

Classification of the Notes

        Under the indenture governing the Notes, the Company agreed, and by acceptance of a beneficial interest in a Note each holder is deemed to have agreed, to (i) treat the Notes as debt instruments for U.S. federal income tax purposes that are subject to the Treasury regulations governing contingent payment debt instruments (the "CPDI Regulations"), (ii) accrue interest with respect to the Notes as original issue discount for U.S. federal income tax purposes according to the "noncontingent bond method" set forth in the CPDI Regulations, and (iii) be bound by the Company's application of the CPDI Regulations to the Notes, including the determination by the Company of the projected payment schedule, as defined in the CPDI Regulations, with respect to the Notes. The remainder of this discussion assumes that the Notes have been treated in the manner described above. However, the proper application of the CPDI Regulations to the Notes is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Service (the "IRS") will not assert that the Notes should be treated differently. Holders of the Notes are urged to consult their own tax advisors regarding the application of the CPDI Regulations to the surrender of Notes for purchase pursuant to the Exchange Offer.

U.S. Holders

Surrender of Notes for Purchase

        A U.S. Holder who receives cash and, if applicable, Shares in exchange for a Note surrendered pursuant to the Exchange Offer will generally recognize taxable gain or loss equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any Shares received by the U.S. Holder in consideration for the surrender of the Note, reduced by any net negative adjustment carried forward and (ii) the U.S. Holder's adjusted tax basis in the Note surrendered. A U.S. Holder's adjusted tax basis in a Note will generally be equal to the cost of the Note to the U.S. Holder, (i) increased by any interest income previously accrued by such U.S. Holder with respect to such Note (determined without regard to any positive or negative adjustments to interest accruals that arise because projected payments differ from the actual amounts paid), (ii) decreased by the amount of any noncontingent payments and the projected amount of any contingent payments that have been previously scheduled to be made (regardless of actual payment) on the Note, and (iii) increased or decreased by the amount of any positive or negative adjustment, respectively, that the U.S. Holder was required to make because of a difference between such U.S. Holder's tax basis and the adjusted issue price of the Note.

        A U.S. Holder generally will treat (i) any gain as ordinary interest income and (ii) any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total net negative adjustments previously taken into account as ordinary loss, and the balance as capital loss (which will be long-term if the Note was held for more than one year). A U.S. Holder that is a corporation should consult its own tax advisor regarding the possibility of obtaining a dividends received deduction with respect to some or all of any gain recognized. The deductibility of capital losses is subject to limitations. A U.S. Holder who sells the Notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Fractional Shares

        With respect to cash received in lieu of a fractional Share, a U.S. Holder will be treated as if the fractional Share were issued and received and then immediately redeemed for cash. Accordingly, the U.S. Holder generally will recognize short-term capital gain or loss equal to the difference between the cash received and that portion of the U.S. Holder's tax basis attributable to the fractional Share. The deductibility of capital losses is subject to limitations.

Distributions on the Shares

        If the Company makes distributions on any Shares received in the Exchange Offer, such distributions generally will be treated as dividends to a U.S. Holder of such Shares to the extent that the Company has current or accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the tax year of the distribution. To the extent the distributions exceed the Company's current and accumulated earning and profits, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the Shares, and thereafter as gain from the sale or exchange of such Shares. Subject to applicable holding period and other requirements, any distributions treated as dividends generally will be eligible for the dividends received deduction in the case of corporate U.S. Holders.

Sale, Exchange, Redemption or Other Taxable Disposition of the Shares

        Upon the sale, exchange, redemption treated as a sale or exchange, or other taxable disposition of any Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such disposition and (ii) the U.S. Holder's adjusted tax basis in such Shares. Such capital gain or loss will be long-term if the U.S Holder's holding period in the Shares is more than one year at the time of such disposition. The deductibility of capital losses is subject to limitations.

        A U.S. Holder's adjusted tax basis in the Shares (including any fractional Share for which cash is paid) generally will equal fair market value of the Shares at the time they are received, reduced by any previous distributions on such Shares that were treated as a tax-free return of capital (as discussed above). The U.S. Holder's holding period in the Shares will generally begin on the day after they are received in exchange for the Notes.

Non-U.S. Holders

Surrender of Notes for Exchange

        Payments made to a Non-U.S. Holder in exchange for Notes surrendered pursuant to the Exchange Offer and any gain realized by such Non-U.S. Holder on an exchange of the Notes pursuant to the Exchange Offer will generally not be subject to U.S. federal income or withholding tax provided that:

  •
  the Non-U.S. Holder (1) does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and (2) is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

  •
  the certification requirement described below has been satisfied with respect to the Non-U.S. Holder;

  •
  such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States;

  •
  the Notes are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code; and

  •
  we are not, and have not been within the shorter of the five-year period preceding such disposition and the period during which the Non-U.S. Holder held the Notes, a United States real property holding corporation (a "USRPHC").

        We believe that the Notes are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code and that we are not currently, and have not been during the last five years, a USRPHC. We do not anticipate becoming a USRPHC in the near future.

        The certification requirement referred to above will be satisfied if the beneficial owner of a Note certifies on IRS Form W-8BEN (or suitable successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on the Note, or any gain realized on the sale of the Note, is effectively connected with the conduct of this trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax with respect to such interest or gain, will generally be subject to regular U.S. federal income tax on such interest or gain in substantially the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder would be required to provide a properly executed IRS Form W-8ECI (or suitable successor form) in order to claim an exemption from U.S. withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors with respect to other tax consequences of surrendering Notes pursuant to the Exchange Offer.

Distributions on the Shares

        In general, any distribution treated as a dividend received by a Non-U.S. Holder with respect to the Shares will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. However, dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) will not be subject to withholding tax, provided the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or suitable successor form). To claim the benefit of a U.S. income tax treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN (or suitable successor form) for treaty benefits prior to the payment of any amount described above from which we would satisfy our withholding obligation. A Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Sale, Exchange, Redemption or Other Taxable Disposition of the Shares

        Any gain realized by a Non-U.S. Holder on the sale, exchange, redemption treated as a sale or exchange, or other disposition of any Shares generally will not be subject to U.S. federal income or withholding tax provided that:

  •
  such gain is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States;

  •
  such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition or certain other conditions are not met; and

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  we are not, and have not been within the shorter of the five-year period preceding such disposition and the period during which the Non-U.S. Holder held the Shares, a USRPHC.

        We believe that we are not currently, and have not been during the last five years, a USRPHC, and we do not anticipate becoming a USRPHC in the near future.

Income Effectively Connected with a United States Trade or Business

        If a Non-U.S. Holder of Shares is engaged in a trade or business in the United States, and if dividends on such Shares or gain realized on the sale, exchange or other disposition of such Shares is effectively connected with the conduct of such trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from withholding tax as discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on such income or gain in the same manner as if it were a U.S. Holder. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Foreign Account Tax Compliance Act

        Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, any Shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which any Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, any Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the Company that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to holders of the Shares in respect of any amounts withheld. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their ownership or disposition of Shares.

        The description of tax considerations is for general information only and is not tax advice. We recommend that holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Notes for exchange and of owning and disposing of Shares, including the applicability and effect of federal, state, local and foreign tax laws, before surrendering their Notes for exchange or acquiring or disposing of their Shares.

CERTAIN ERISA MATTERS

        The following is a summary of certain considerations associated with the exchange of Notes for any Offer Consideration, including our common stock, by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), by plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") and or provisions under any other federal, state, local, non-U.S. or other laws or regulations, and by entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

        Section 406 of ERISA and Section 4975 of the Code prohibit Plans which are subject to Title I of ERISA or Section 4975 of the Code ("ERISA Plans") from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and/or liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

        The acquisition and/or ownership of our common stock by an ERISA Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption, of which there are many.

        Plans which are Governmental plans, certain church plans and non-U.S. plans may not be subject to the prohibited transaction provisions of ERISA or the Code but may be subject to other federal, state, local or non-U.S. laws or regulations that are similar to the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, "Similar Laws"). Fiduciaries of any such Plans should consult with counsel before an exchange of Notes for any Offer Consideration, including our common stock.

        The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering the exchange of Notes for any Offer Consideration, including our common stock, on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition or ownership of our common stock.

 LEGAL MATTERS

        The validity of the common stock issuable under this prospectus will be passed upon for the Company by Kevin W. Techau, Vice President and Assistant General Counsel for the Company. Certain legal matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters will be passed upon for the Dealer Managers by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The consolidated financial statements of American Equity Investment Life Holding Company and subsidiaries appearing in American Equity Investment Life Holding Company's Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of American Equity Investment Life Holding Company's internal control over financial reporting as of December 31, 2012, have been audited by KPMG LLP, independent registered public accounting firm, as set forth in its reports thereon. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy any document that we file at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our annual, quarterly and current reports, any proxy statements and other information over the Internet at the SEC's home page at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that we file with the SEC after the date of this prospectus and prior to the completion or termination of the Exchange Offer will automatically modify and supersede the information included or incorporated by reference in this prospectus and the accompanying prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. Nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC, unless specifically stated otherwise. We incorporate by reference the following documents (each with SEC file number 001-31911) and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the Exchange Offer is completed or terminated:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 7, 2013 (our "2012 Form 10-K"), including our Definitive Proxy Statement on Schedule 14A, filed on April 22, 2013 (our "Proxy Statement") and incorporated by reference into our 2012 Form 10-K;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 8, 2013 (our "Q1 2013 Form 10-Q");

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  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 8, 2013 (our "Q2 2013 Form 10-Q");

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  our Current Report on Form 8-K, dated March 11, 2013, filed on March 14, 2013;

  •
  our Current Report on Form 8-K, dated April 15, 2013, filed on April 18, 2013;

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  our Current Report on Form 8-K, dated June 6, 2013, filed on June 10, 2013;

  •
  our Current Report on Form 8-K, dated June 18, 2013, filed on June 18, 2013;

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  our Current Report on Form 8-K, dated June 21, 2013, filed on June 21, 2013;

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  our Current Report on Form 8-K, dated July 3, 2013, filed on July 3, 2013;

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  our Current Report on Form 8-K, dated July 11, 2013, filed on July 11, 2013;

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  our Current Report on Form 8-K, dated July 12, 2013, filed on July 12, 2013;

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  our Current Report on Form 8-K, dated July 12, 2013, filed on July 17, 2013; and

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  our Current Report on Form 8-K, dated August 23, 2013, filed on August 26, 2013.

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus, at no cost to the requestor. To receive a free copy of any of the documents incorporated by reference into this prospectus, other than exhibits, unless they are specifically incorporated by reference into those documents, call or write:

American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, IA 50266
Attention: Corporate Secretary
Tel: (515) 221-0002

        We have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the "Schedule TO"), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 thereunder, furnishing certain information with respect to the Exchange Offer. We will file an amendment to the Schedule TO to report any material changes in the terms of the Exchange Offer and to report the final results of the Exchange Offer as required by Exchange Act Rule 13e-4(c)(3) and Rule 13e-4(c)(4), respectively. The Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

        In order to ensure timely delivery of such documents, holders must request this information promptly and in no event later than October 11, 2013, which is five business days before the Expiration Date. We encourage you to submit any request for documents as soon as possible to ensure timely delivery of the documents prior to the Expiration Date.

        This prospectus is a part of our registration statement on Form S-4 filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of these documents filed as an exhibit to the registration statement or such other filing. You may obtain a copy of the registration statement and the exhibits filed with it from the SEC at any of the locations listed above.

The Exchange Agent for the Exchange Offer is:

Global Bondholder Services Corporation

By Facsimile Transmission
(for Eligible Institutions only):
(212) 430-3775

For Confirmation Only Telephone:
(212) 430-3774

By Registered or Certified Mail: Global Bondholder Services Corporation 65 Broadway—Suite 404 New York, NY 10006	By Overnight Delivery: Global Bondholder Services Corporation 65 Broadway—Suite 404 New York, NY 10006	By Hand: Global Bondholder Services Corporation 65 Broadway—Suite 404 New York, NY 10006

The Information Agent for the Exchange Offer is:

Global Bondholder Services Corporation

65 Broadway—Suite 404
New York, New York 10006
Attn: Corporate Actions

Banks and Brokers call:
(212) 430-3774

All Others Call Toll-Free:
(866) 924-2200

        Additional copies of this prospectus, the letter of transmittal or other offer materials may be obtained from the Information Agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your Notes should be directed to the Information Agent.

The Dealer Managers for the Exchange Offer are:

J.P. Morgan 383 Madison Avenue, 4th Floor New York, NY 10179 Attn: Syndicate Desk (800) 261-5767 (toll-free)	Raymond James Attn: Equity Capital Markets 880 Carillon Parkway, Tower 3 5th Floor St. Petersburg, FL 33716 (727) 567-2400 (direct) (800) 248-8863 (operator)

        Questions and requests for information regarding the terms of the Exchange Offer should be directed to the Dealer Managers.